FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003.

Commission File Number 0-27298

BE SEMICONDUCTOR INDUSTRIES N.V.
(Translation oof registrant's name into English)

Marconilaan 4
5151 DR Drunen
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F _X_ FORM 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

BE Semiconductor Industries N.V. is submitting its annual report to shareholders for the fiscal year ended December 31, 2002. A copy of such annual report is attached hereto as Exhibit 99.1.

Exhibits

99.1 BE Semiconductor Industries N.V. Annual Report to Shareholders for the fiscal year ended December 31, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BE SEMICONDUCTOR INDUSTRIES N.V.

By:________________________

Name: Richard W. Blickman

Title: President and Chief Executive Officer

Date: September 29 2003

BE SEMICONDUCTOR INDUSTRIES N.V.

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	BE Semiconductor Industries N.V. Annual Report to Shareholders for the fiscal year ended December 31, 2002.


Always
Ahead

Annual Report 2002

Besi

Besi is a leading manufacturer of semiconductor packaging, plating and die handling equipment. Our offering covers both lead frame and array connect applications. We design and manufacture technologically advanced, high-performance equipment and integrated systems for assembly process operations in the semiconductor industry. Besi equipment is mainly used to produce semiconductor packages providing the electronic interface and physical connection between chips and other electronic components and also protects the chip from the external environment. For users, our innovative systems mean high productivity and improved yields of defect-free devices – all at a low total cost of ownership.

During the past financial year several integral components of the Company did not always fully project "group membership" to the outside world. As from now we aim to change this awareness-situation and all Besi companies worldwide will be instantly recognizable at a glance. One Company, one "look", one team. Worldwide.

Our considered judgement is that this will impact positively both outside and inside the Company. The quality of the Besi offering will now reflect right across the Company. Meanwhile, it should further enhance the team approach.

Always

Technology and teamwork.

Ahead

A sustainable, quality combination.

Besi



Contents

Besi



for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized Besi

Besi is a leading manufacturer of semiconductor packaging, plating and die handling equipment for both leadframe and array connect applications. We design and manufacture technologically-advanced, high-performance equipment and integrated systems for the semiconductor industry's assembly process operations. Our equipment is used principally to produce semiconductor packages, which provide the electronic interface and physical connection between the chip and other electronic components and protect the chip from the external environment. Our innovative systems offer customers high productivity and improved yields of defect-free devices at a low total cost of ownership. We operate primarily through four wholly owned divisions. Our Besi molding division provides Fico automated molding systems and our Besi trim and form division provides Fico trim and form systems. Our Besi plating division provides Meco plating systems and singulation systems. Our Besi die handling division, combining our former RD Automation and Laurier subsidiary, provides RDA flip chip die attach systems and Laurier automated die sorting systems. Recently, we began marketing and selling our Advanced Back-end Cluster equipment, or ABC, which is an integrated solution of assembly process equipment, incorporating products from our subsidiaries as well as from other manufacturers.

Our customers are leading US, European and Asian semiconductor manufacturers and packaging subcontractors and include Agere, Amkor, ASE, AVX, Conexant, IBM, Infineon, Intel, Lucent, Micron, Motorola, NSEB, ON Semiconductor, Philips and STMicroelectronics. Our equipment performs critical functions in our customers' semiconductor assembly operations and in many cases represents a significant percentage of their installed base of packaging and plating equipment. Our business has benefited from close, long-term relationships with our customers, many of whom have been purchasing our equipment and services for over 30 years. We believe that these customer relationships have contributed to our attaining a leading position in each of our principal product lines. We were incorporated in May 1995 and are publicly listed since December 1995. Our shares are listed on Nasdaq and Euronext.

Bedrijfsprofiel

Besi is een vooraanstaand producent van machines voor de verschillende stappen in het assemblageproces van halfgeleiders. Verschillende stappen waarvoor Besi machines levert zijn het verpakken oftewel 'packaging', het selecteren ofwel 'die sort', het monteren van halfgeleiders op een contactvlak oftewel flip-chip 'die attach' en ook het middels een elektrolytisch proces aanbrengen van een contactlaag oftewel 'platen'. Onze machines bieden een hoge productiviteit bij maximale 'yield'. Besi opereert vanuit vier produktgroepen met elk een specifieke product focus. De Besi Molding groep produceert Fico automatische molding machines en de Besi Trim and Form groep produceert Fico snij- en buigmachines. Onze Besi plating groep produceert Meco electro plating machines, alsmede geautomatiseerde precisie zaagmachines. De Besi die handling groep, waarin RD Automation en Laurier zijn samengevoegd, produceert RDA flip-chip 'die attach' precisie machines en Laurier chip sorteer machines.

Besi heeft een geavanceerde assemblagemachine ontwikkeld op basis van 'geclusterde' processen, genaamd ABC (Advanced Back-end Cluster). De ABC integreert zowel producten van Besi-dochterondernemingen als producten van anderen, met als doel het leveren van een compleet assemblageproces.

Besi's klanten zijn de toonaangevende fabrikanten van halfgeleiders en assemblagediensten in de Verenigde Staten, Europa en Azië. Onze apparatuur wordt specifiek gebruikt voor halfgeleidermontage en vormt bij veel klanten een aanzienlijk percentage van hun totaal geïnstalleerde machinepark. Besi profiteert van langdurige, nauwe relaties met de meeste van haar klanten en is ervan overtuigd dat dit heeft bijgedragen tot de huidige toonaangevende positie in vele van haar productlijnen.

Besi is in mei 1995 ontstaan uit het samenvoegen van Fico en Meco en is sinds december 1995 beursgenoteerd. Besi's aandelen staan genoteerd aan de beurs in de Verenigde Staten, Nasdaq, en aan de beurs van Amsterdam, Euronext.

	1998	1999	2000	2001	2002
	EURO (1)	EURO	EURO	EURO	EURO
STATEMENTS OF OPERATIONS					
Net sales	150,914	105,645	197,972	150,030	83,228
Cost of sales	103,000	71,041	121,171	96,253	55,849
Gross profit	**47,914**	**34,604**	**76,801**	**53,777**	**27,379**
Selling, general and administrative expenses	34,078	26,490	33,841	30,563	26,235
Research and development expenses	10,761	7,612	11,440	15,446	12,470
Write-off of acquired in-process research and development	-	-	11,461	-	-
Restructuring charges (release)	4,356	(1,067)	-	8,306	786
Goodwill impairment	-	-	-	-	3,302
Amortization of intangible assets	2,744	2,744	3,126	3,848	2,591
Total operating expenses	**51,939**	**35,779**	**59,868**	**58,163**	**45,384**
Operating income (loss)	**(4,025)**	**(1,175)**	**16,933**	**(4,386)**	**(18,005)**
Interest income (expense), net	(647)	(563)	2,814	4,240	3,395
Other income, net	227	1,180	-	-	-
Income (loss) before taxes and equity in earnings (loss) of affiliated companies and minority interest	**(4,445)**	**(558)**	**19,747**	**(146)**	**(14,610)**
Income taxes (benefit)	(669)	(1,098)	6,311	518	2,404
Income (loss) before equity in earnings (loss) of affiliated companies and minority interest	**(3,776)**	**540**	**13,436**	**(664)**	**(17,014)**
Equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies	1,732	1,891	5,031	(16,314)	-
Minority interest	-	-	-	-	3
Net income (loss)	**(2,044)**	**2,431**	**18,467**	**(16,978)**	**(17,011)**
EARNINGS (LOSS) PER SHARE					
Basic	(0.08)	0.09	0.61	(0.53)	(0.54)
Diluted	(0.08)	0.09	0.61	(0.53)	(0.54)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE					
Basic	26,394,425	26,394,425	30,242,151	31,794,675	31,462,482
Diluted	26,394,425	26,415,048	30,351,462	31,794,675	31,462,482
OTHER OPERATING DATA:					
Net sales per employee	153	130	254	183	124
Capital expenditures	4,564	1,213	6,311	3,393	4,903
Depreciation of property, plant and equipment	5,318	4,985	4,465	4,495	4,135
Net cash provided by (used in) operating activities	6,202	4,878	12,066	14,942	(4,224)

(1) The financial data for the year ended December 31, 1998 have been restated from NLG into euro using the exchange rate as of January 1, 1999 (Euro 1 = NLG 2.20371).

Semiconductor Market
(Annual growth rate)



50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
300 bln$
225
150
75
0
1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
15% trend
Semiconductor sales (in $ bln)
% change

Source: VLSI Research January 2003

Semiconductor Equipment, Assembly and Packaging
(In US$ billion)



60
50
40
30
20
10
0
1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Semiconductor Equipment
Assembly
Packaging

Source: VLSI Research January 2003

2002-2007:

CAGR Semiconductor Equipment:	11.0%
CAGR Assembly:	13.1%
CAGR Packaging Equipment:	14.7%

Net Sales 1998-2002


2002
2001
2000
1999
1998
0
50
100
150
200
250

Net Sales per Employee 1998-2002


2002
2001
2000
1999
1998
0
50
100
150
200
250
300

Average Number of Employees 1998-2002


2002
2001
2000
1999
1998
0
250
500
750
1.000

Backlog 1998-2002


2002
2001
2000
1999
1998
0
50
100
150



Letter to Shareholders

for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized Besi

Dear Shareholders,

Besi's business in 2002 continued to be adversely affected by one of the most difficult semiconductor industry environments in recent memory. Industry analysts estimate that global semiconductor equipment sales declined between 20% - 30% in 2002 as compared to 2001 after a decline between 30% - 35% in 2001 as compared to 2000. Assembly equipment was even more adversely affected by the downturn. After a decline of 56% in 2001 as compared to 2000, industry analysts estimate a decline of 21% in 2002 as compared to 2001. Similarly, our net sales declined by approximately 44% in 2002 as compared to 2001 and by 24% in 2001 as compared to 2000. From the peak of the cycle in 2000 to the trough in 2002, our net sales declined by 58%, whereas industry analysts estimate a 65% decrease for the total assembly equipment market.

In spite of a € 66.8 million decline in shipments this year versus last year, we managed to limit our losses in 2002 and the utilization of our cash resources due to the extensive restructuring of our operations over the past 18 months to significantly reduce our break-even levels. We continue to evaluate opportunities to further reduce our break-even levels in light of uncertain forecasts for semiconductor equipment demand in 2003, as evidenced by the consolidation of our Laurier, Inc. and RD Automation subsidiaries in the second half of 2002. Due to such efforts we were able to break-even on an adjusted net earnings basis in the fourth quarter of 2002 excluding one-time year-end adjustments for the impairment of certain tax and intangible assets. The second half of the year also witnessed a significant improvement in our net sales, bookings and backlog from lower levels in the first six months of 2002.

Bericht aan de Aandeelhouders

Ook in 2002 werden de resultaten van Besi negatief beïnvloed door één van de sterkste dalingen in de vraag naar halfgeleiders in de historie van de industrie, waardoor ook de vraag naar halfgeleiderproductieapparatuur verder is gedaald. Besi heeft haar bedrijven verder aangepast aan de huidige marktomstandigheden en, met name door de samenvoeging en reorganisatie van RD Automation en Laurier, de kostenstructuur verlaagd om te kunnen blijven investeren in ontwikkeling van nieuwe machines. Gezien de onzekere verwachtingen voor 2003 is Besi voornemens om mogelijkheden die het break-even niveau verder kunnen verlagen te onderzoeken en waar mogelijk te benutten.

De belangrijkste punten van 2002 zijn:

- Een 99% toename van de nieuwe opdrachten in 2002 ten opzichte van 2001; een toename van de "book-to-bill" ratio van 0.30 in 2001 naar 1.07 in 2002.
- Een omzetstijging van bijna 90% in het vierde kwartaal 2002 ten opzichte van het eerste kwartaal van 2002. Ondanks de moeilijke marktomstandigheden was het netto resultaat exclusief de bijzondere lasten in het vierde kwartaal positief.
- De acquisitie van Laurier, gevestigd in de Verenigde Staten, voor een bedrag van US$ 8.9 miljoen waarmee Besi haar produktenpakket en klantenbasis verder heeft uitgebreid.
- Een verdere kostenreductie in de Verenigde Staten van € 2.5 miljoen door samenvoeging en herstructurering van RDA en Laurier in Londonderry, New Hampshire, USA.
- De oprichting van Fico Tooling in China, een 87% deelneming waarmee we in de toekomst een verdere kostprijsverlaging willen bereiken.
- De commerciële introductie en marketing van geïntegreerde assemblagelijnen onder de naam ABC (Advanced Back-end Cluster). Het uiteindelijke doel van de ABC systemen is de integratie van alle processtappen in de back-end assemblage.

Our most important achievements this year were:

- A 99% increase in bookings in 2002 as compared to 2001, an increase in the book-to-bill ratio from 0.30 in 2001 to 1.07 in 2002 and a 16% increase in our year-end backlog.

- Increased net sales from the first quarter of 2002 to the fourth quarter of 2002 of almost 90% and positive adjusted net earnings excluding one-time charges in the fourth quarter of 2002 in spite of an extremely challenging business environment.

- The acquisition of Laurier for US$ 8.9 million in cash added intelligent die sorting capabilities, particularly for advanced chip scale packaging applications, to our range of assembly solutions and expanded our customer base, development and US manufacturing capabilities.

- A further reduction of our overhead levels by an estimated € 2.5 million, primarily as a result of the consolidation of our Laurier and RDA facilities in Londonderry, New Hampshire, USA, and staff reductions related thereto in response to continued adverse market conditions.

- The establishment of Fico Tooling China, a tooling manufacturing facility, in which we own 87% equity interest, from which we expect to further lower our costs of production for tooling.

- The commercial introduction and marketing of integrated lines of assembly equipment under the ABC product name (Advanced Back-end Cluster), combining products from our subsidiaries as well as from other manufacturers. The ultimate objective of the ABC system is to integrate all process steps of either conventional leadframe or array connect back-end assembly operations into a single system.

Results of Operations

Net sales for 2002 were € 83.2 million, a 44.5% decrease as compared to net sales in 2001 of € 150.0 million. Our net loss for 2002 was € 17.0 million, or € 0.54 per share as compared to a net loss of € 17.0 million or € 0.53 per share in 2001. Our adjusted operating earnings (loss) before restructuring and asset impairment charges decreased from earnings of € 3.9 million in 2001 to a loss of € 13.9 million in 2002. The decline in adjusted operating loss in 2002 as compared to 2001 was mainly due to the substantial decrease in net sales and decreased gross margins resulting from the underabsorption of production overhead and price competition. Such decline was partially offset by operating expense savings due to our restructuring efforts.

The Consolidated Financial Statements presented in this Annual Report are prepared in conformity with accounting principles generally accepted in the United States of America. In accordance with these principles, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002 and of that date, goodwill amortization ceased. In accordance with accounting principles generally accepted in the Netherlands, goodwill continued to be amortized. Results in accordance with accounting principles in the Netherlands therefore differ from the results presented in this Annual Report.

Bookings/Backlog

Our backlog at December 31, 2002 increased by 16.4% to € 42.5 million from € 36.5 million at December 31, 2001, primarily due to increased bookings for molding systems, trim and form integration systems and plating systems. New orders in 2002 were € 89.1 million, including € 1.8 million of die sorting systems' backlog that was acquired as part of our purchase of Laurier, an increase of 98.9% as compared to € 44.8 million in 2001. The book-to-bill ratio for 2002 was 1.07 compared to 0.30 for 2001.

Product Development

Through the downturn we have maintained our commitment to research and development. Research and development expenses were € 12.5 million in 2002 as compared to € 15.4 million in 2001.

The development program of the ABC system is on schedule. We showed a prototype version demonstrating its capabilities at Semicon Singapore and Semicon West in San Jose, USA, in 2002. The response by both customers and die and wire bonding partners has been very positive. We expect to ship the first system to one of our major customers in the first half of 2003.

Other product development highlights during the year included the introduction of our 300 mm chip sorter, a next generation molding system and a new manual flip chip M9a die attach system with accuracy of ± 1 micron. Our next generation singulation system is currently being tested at two potential customers. Furthermore, we expect that the consolidation of our US flip chip die attach operations and die sorting activities will allow us to enhance and strengthen our development capabilities in die handling applications.

Financial Condition

We continue to maintain significant cash balances and a strong liquidity position. At December 31, 2002, we had € 119.9 million in cash and shareholders' equity was € 200.5 million and we maintained a solvency ratio of 81.8%. Our cash position decreased by € 21.6 million as of December 31, 2002 as compared to December 31, 2001 primarily as a result of the acquisition of Laurier (€10.6 million in cash purchase price), the expenditure of € 4.9 million on repurchases of our ordinary shares, the financing of a cash flow deficit from operations of € 4.2 million and the retirement of debt and capital leases of € 2.9 million partially offset by € 6.5 million of proceeds received from the sale and lease back of one of our buildings. Capital expenditures during 2002 were € 4.9 million as compared to € 3.4 million in 2001. The expenditures in 2002 were incurred primarily for the purchase of machinery and equipment and computer equipment, as well as the first installments for (i) the construction of a new 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and (ii) the establishment of our first manufacturing facility in mainland China for the production of tools.
We expect capital spending in 2003 to increase to approximately € 13.0 million, principally as a result of the expenditures required to complete these new buildings in 2003.

Other

Resignation of Executive Member of the Management Board.

Effective October 23, 2002, Mr. Jörg Rischke resigned from his position as executive member of the Management Board and Chief Operating Officer of the Company in anticipation of his planned retirement in October 2003. Mr. Rischke will remain a member of Besi's Management Board and Managing Director of Meco Equipment Engineers B.V. until his retirement date. Mr. Rischke has served as Managing Director of Meco Equipment Engineers since 1988. He joined Besi's Management Board in 1995 and became executive member of its Management Board on April 29, 1998. The Supervisory Board and the Management Board of Besi are very grateful to Mr. Rischke for his past contributions to the success of the Company.

Termination of Frankfurt Stock Exchange Listing.

We decided that in light of the small trading volume of shares on the Frankfurt Stock Exchange as compared to the Euronext and the Nasdaq National Market and the cost of maintaining a listing on the Frankfurt Stock Exchange, it would be in the best interest of the Company and our shareholders to terminate the Company's listing on the Frankfurt Stock Exchange. Our application to delist the shares was approved by the Frankfurt Stock Exchange and trading of our shares on the Frankfurt Stock Exchange ended on October 24, 2002.

Stock Repurchase Program.

On June 17, 2002, we announced that we intended to repurchase up to 1,000,000 of our ordinary shares to limit the dilutive effect of options issuance, under which we spent € 4.9 million to repurchase 896,447 ordinary shares in 2002, or approximately 3% of our outstanding ordinary shares.

Outlook

The semiconductor- and semiconductor equipment markets are currently in the midst of a severe and protracted downturn and visibility of a recovery in the industry is still low. Additionally, current economic uncertainties make forecasting results for future periods extremely difficult, but we believe that our latest product generations and efforts to reduce operating costs leave us well positioned for any industry recovery.

We believe that based on order trends in 2002, our new order intake reached bottom in the third quarter of 2001 and subsequently we have seen modest improvement in new order rates from September 2001 until the present time resulting in a 16% higher backlog at the end of 2002 as compared to the end of 2001. In spite of such improvement, we expect that industry conditions will remain difficult for at least the first half of 2003. Although we project that our net sales for the first half of 2003 will increase as compared to the first half of 2002, we expect that net sales will decrease from those experienced in the second half of 2002.

In light of depressed industry conditions, there is much work to be done to position the company for future success. We would like to highlight a number of key objectives that we have outlined for achievement in 2003. They include (i) obtaining initial orders and delivering first shipments of our ABC product line, (ii) completing new generations and enhancements to our packaging and plating product lines in preparation for the next industry upturn, (iii) increasing our manufacturing infrastructure in Asia including our establishment of a facility in mainland China for the production of tools, (iv) completing the modernization of our Dutch manufacturing facilities through the construction of the Duiven molding, trim and form integration and tooling facility which should become operational in the second half of 2003 and (v) making additional product line acquisitions, if available at reasonable valuations, to further enhance our assembly integration strategy.

We realize that these ambitious targets can only be met with the continued support of our customers, shareholders, workforce, partners and suppliers around the world for which we are grateful.

We look forward to sharing our progress with you in the year to come.

Board of Management
Richard W. Blickman
President and CEO

February 11, 2003

Financial Statements

At its meeting on February 10, 2003, the Supervisory Board adopted the financial statements and the notes thereto of BE Semiconductor Industries N.V. ("the Company") for the financial year ended December 31, 2002 provided in this Annual Report (the "2002 US Financial Statements"), as prepared by the Board of Management. The 2002 US Financial Statements presented in this Annual Report have been prepared in conformity with accounting principles generally accepted in the United States of America. KPMG Accountants, independent public auditors, duly examined the 2002 US Financial Statements. The report of KPMG is included in this Annual Report.

At its meeting on February 10, 2003, the Supervisory Board also adopted financial statements and notes thereto of the Company for the fiscal year ended December 31, 2002 as required by applicable rules and regulations in the Netherlands (the "2002 Statutory Financial Statements"). Under applicable rules and regulations in the Netherlands, the Statutory Financial Statements must be prepared in accordance with accounting principles generally accepted in the Netherlands. KPMG Accountants, independent public auditors, duly examined the 2002 Statutory Financial Statements. The 2002 Statutory Financial Statements are not included in the Annual Report, but will be made available in connection with the Company's Annual General Shareholders Meeting for approval.

The 2002 US Financial Statements reflect the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002, as required by generally accepted accounting principles in the United States of America , which require that goodwill amortization ceases as of January 1, 2002. In contrast, the 2002 Statutory Financial Statements reflect the continued amortization of goodwill, as required by accounting principles generally accepted in the Netherlands. Accordingly, the reported results in the 2002 Statutory Financial Statements differ from the results presented in the 2002 US Financial Statements as contained in this Annual Report.

Verslag van de Raad van Commissarissen

Het Jaarverslag

De Raad van Commissarissen van BE Semiconductor Industries N.V. (de "Vennootschap") heeft in zijn vergadering van 10 februari 2003 de jaarrekening van de Vennootschap over het boekjaar 2002 (met toelichting) (de '2002 US Financials') zoals die door de Raad van Bestuur van de Vennootschap was opgesteld, vastgesteld. Deze '2002 US Financials', die zijn opgenomen in dit jaarverslag, zijn opgesteld met inachtneming van 'US GAAP'.

Tevens heeft de Raad van Commissarissen op 10 februari 2003 de jaarrekening van de Vennootschap over het boekjaar 2002 (met toelichting), vastgesteld die is opgesteld op grond van de in Nederland geldende regels die van toepassing zijn op het opstellen van jaarrekeningen (de '2002 Statutory Financial Statements'). Deze '2002 Statutory Financial Statements' zullen door de accountant van de Vennootschap, KPMG, van een goedkeurende verklaring worden voorzien. Deze '2002 Statutory Financial Statements' zijn niet in dit jaarverslag opgenomen, maar zullen tijdig, voorafgaand aan de Algemene Vergadering van Aandeelhouders van de Vennootschap, beschikbaar zijn.

De '2002 US Financials' zijn opgesteld met inachtneming van 'SFAS No. 142', "Goodwill and Other Intangible Assets". Op grond van deze nieuwe regels, die onderdeel uitmaken van 'US GAAP', mag goodwill niet langer worden afgeschreven. Volgens Nederlandse regels moet goodwill echter wel worden afgeschreven, hetgeen ook in de '2002 Statutory Financial Statements' is verwerkt. Dit heeft tot gevolg dat de resultaten die blijken uit

The Supervisory Board recommends that the shareholders approve the 2002 Statutory Financial Statements as submitted by the Board of Management and adopted by the Supervisory Board.

The Board of Management has also included a proposal that a no dividend will be declared for the year ended December 31, 2002.

Supervision

The Supervisory Board met seven times during 2002. Topics of the meetings included, among other items, the Company's general strategy, its financial performance, the internal division of tasks of the Board of Management, potential strategic alliances and acquisitions and the general risks associated with the operation of the Company. Frequent contact took place between the chairman of the Supervisory Board and management of the company. Special attention was paid to developments related to corporate governance, especially changes stemming from the passage and enactment of the Sarbanes-Oxley Act of 2002.

During the fiscal year ended December 31, 2002, the Supervisory Board approved, among other things, the following actions:

- The acquisition of Laurier Inc., which has been finalized on January 4, 2002;
- The incorporation of Fico Tooling Leshan Company Ltd., a joint venture in China with Leshan Radio Company, Ltd. which was established on June 25, 2002;
- The sale and lease back transaction of the building in Drunen for € 6.5 million; and
- The approval of a plan to repurchase up to 1,000,000 of the Company's ordinary shares.

Audit Committee

In 2002, the Audit Committee met four times to discuss the scope and results of audits and review the Company's internal accounting control policies and procedures. The Company's external auditor, KPMG, attended each of these meetings. Furthermore, the Audit Committee separately met with the auditor. Frequent contact took place between the chairman of the Audit Committee and management of the company.

de '2002 Statutory Financial Statements' afwijken van de resultaten in de in dit jaarverslag opgenomen '2002 US Financials'.

De Raad van Commissarissen beveelt de aandeelhouders aan de '2002 Statutory Financial Statements' goed te keuren in overeenstemming met het voorstel daartoe van de Raad van Bestuur, met tevens daarbij de aanbeveling geen dividend over 2002 uit te keren.

Toezicht

De Raad van Commissarissen vergaderde gedurende het jaar 2002 zeven keer. Onderwerpen waren o.a. de strategie, de financiële prestaties, de interne taakverdeling binnen de Raad van Bestuur, mogelijke strategische samenwerkingen en potentiële acquisities en de risico's verbonden aan de bedrijfsvoering. Ook los van de vergaderingen is er regelmatig contact tussen de Raad van Bestuur en de voorzitter van de Raad van Commissarissen geweest. Speciale aandacht werd besteed aan de ontwikkelingen op het gebied van corporate governance, in het bijzonder de 'Sarbanes Oxley Act', die in 2002 in de Verenigde Staten van kracht werd.

De volgende besluiten zijn door de Raad van Commissarissen gedurende het boekjaar 2002 goedgekeurd:

- De acquisitie van Laurier Inc., die is afgerond op 4 januari 2002;
- De oprichting van Fico Tooling Leshan Company Ltd., een joint venture in China met Leshan Radio Company, Ltd., op 25 juni 2002;
- De 'sale and lease back' transactie van het gebouw in Drunen voor € 6.5 miljoen; en
- De inkoop door de Vennootschap van maximaal één miljoen eigen aandelen.

During 2002 the Audit Committee focused on identifying the Company's critical accounting policies.

The Audit Committee closely followed the introduction of the Sarbanes-Oxley Act of 2002 and the development of the rules promulgated by the United States Securities and Exchange Commission, which implement the provisions of the Sarbanes Oxley Act.

In anticipation of the passage of the Act and the implementation of the new rules, the Audit Committee invited a number of audit firms to attend the tender on the Company's audit services for the period 2003 - 2005. This procedure has been completed, and the Supervisory Board has proposed that KPMG be appointed as the Company's auditors for the fiscal year ending December 31, 2003. This proposal will be presented to the shareholders for approval at the Annual General Shareholders Meeting to be held on March 27, 2003.

Remuneration Committee

The Remuneration Committee met once and reviewed and approved the remuneration of the Board of Management.

The Supervisory Board likes to express its thanks and appreciation to all involved for their hard work and dedication to the Company.

February 11, 2003

The Supervisory Board.

Audit Committee

Het 'Audit Committee' vergaderde gedurende het boekjaar 2002 vier keer in aanwezigheid van de externe accountant. Tijdens de 'Audit Committee' vergaderingen werden de inhoud en de bevindingen van accountantscontroles besproken alsmede de accountingprocedures en interne controle. Daarnaast was er regelmatig contact tussen de Raad van Bestuur en de voorzitter van het 'Audit Committee'. Gedurende het boekjaar 2002 is binnen het 'Audit Committee' de nadruk gelegd op de meest relevante accountingprocedures.

Het 'Audit Committee' heeft de invoering van de 'Sarbanes Oxley Act' en de in aansluiting daarop, door de Amerikaanse SEC uitgevaardigde regelgeving, nauwlettend gevolgd. Vooruitlopend op de invoering van verdere regelgeving heeft het 'Audit Committee' een aantal accountantskantoren een aanbieding laten maken voor de accountantscontrole van 2003 – 2005. Deze procedure is afgerond en de Raad van Commissarissen zal de benoeming van KPMG als accountant van de Vennootschap voor het boekjaar 2003 voorstellen tijdens de aankomende Algemene Vergadering van Aandeelhouders waarin ook de '2002 Statutory Financial Statements' ter goedkeuring zal worden voorgelegd.

Remuneratie Committee

Het 'Remuneration Committee' is gedurende het boekjaar 2002 eenmaal bijeen gekomen en heeft de voorgestelde bezoldiging van de leden van de Raad van Bestuur goedgekeurd.

De Raad van Commissarissen bedankt alle medewerkers voor hun inzet en toewijding.

11 februari 2003

De Raad van Commissarissen



Industry Background

for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized Besi

Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Most consumers picture semiconductors as small black boxes. The small black boxes are actually the packaging that surrounds the silicon chip itself and both protects the chip from the external environment and provides the interface between the chip and other electronic components.

Historically, semiconductors were mass produced as standard parts. Their electronic functionality was determined by configuring many standard parts on a printed circuit board that was custom designed for each application. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. Over time, system users and designers have continued to demand more functionality, higher levels of performance, greater reliability and shorter design cycle times, all at a lower cost. The semiconductor industry has responded by combining the functions of multiple chips onto one chip. In addition, by increasing the number of chips per wafer and wafer diameter, manufacturers have reduced costs and increased device yields.

The rapid development of advanced semiconductor applications requires semiconductor manufacturers to continually improve their core technology and manufacturing capabilities to remain competitive. Due to increased requirements for complexity, miniaturization and customization, semiconductor manufacturers demand highly sophisticated, cost-effective equipment from semiconductor assembly packaging and plating equipment suppliers.

The semiconductor manufacturing process involves two distinct phases, wafer processing, commonly referred to as the front-end, and assembly/test operations, including die attach wire bonding, packaging, plating and testing functions, which are commonly referred to as the back-end. Wafer processing involves thousands of complex steps applied to a silicon wafer to form millions of circuits on the wafer comprising a large number of chips. As the cost of equipment and the production cost per wafer for the front-end is very high, it is critical for manufacturers to protect their investment during the back-end process by minimizing losses from defective processing, increasing throughput and shortening manufacturing lead times for semiconductor products.

The semiconductor assembly process first involves the separation from the wafer of the individual chips or "die" and the attachment of each die to a plated metal leadframe or a multilayer substrate. The connection of the chip is then made either by bonding extremely fine gold or aluminum wire to the leadframe or by creating direct connections (the so-called flip chip die attach) to the substrate. Next the chips are molded by encapsulation in an epoxy plastic. In leadframe applications, the leads are then deflashed and tin-plated, the chips are separated into individual devices, and the leads are trimmed and formed. In array connect applications, connections between the substrate and the chip are attached by ball placement and reflow processes and the devices are cut, or singulated, into individual units. Functional test is carried out in various testing operations. At present, test is separate from assembly operations. However, advanced integration capabilities already permit the integration of test functions with leadframe trim and form operations.

Products and Services

The Company develops and produces semiconductor packaging, plating, die attach and die sorting equipment for both leadframe and array connect applications.

Our packaging equipment consists of:

- automated molding systems that encapsulate semiconductor devices in epoxy resin;
- automated trim and form systems used to cut and then form metallic leads of encapsulated semiconductor devices;
- automated singulation systems used to cut packaged array connect substrates;

Our plating equipment consists of a comprehensive line of fully automated tin-lead plating systems.

Our die handling equipment consists of:

- manual and automated high precision systems which place the contact points of the chip in direct contact with the packaged substrate;
- automated die sorting equipment which is used to inspect, select and sort dies, flip chips, wafer level chip scale packages and opto-electronic devices for further processing in assembly operations.

In 2001, we began marketing and selling integrated lines of assembly equipment under the ABC product name which principally combine products from our subsidiaries and other manufacturers.

De Halfgeleider Industrie

Halfgeleiders zijn de bouwstenen voor elektronische producten en systemen. Halfgeleiders werden in het verleden hoofdzakelijk als standaardcomponenten in grote volumes geproduceerd. Steeds meer toepassingen kunnen op één chip ontwikkeld worden. De snelle ontwikkeling van geavanceerde halfgeleidertoepassingen dwingt fabrikanten hun kerntechnologie, waartoe packaging behoort, en productieprocessen voortdurend te verbeteren om concurrerend te kunnen blijven.

Producten en Diensten

Besi ontwikkelt en produceert halfgeleider packaging-, plating-, chip montage- en chip sorteer machines.

Onze packaging machines bestaan uit:

- geautomatiseerde molding machines, die de gemonteerde chips met kunsthars omhullen;
- geautomatiseerde snij- en buigmachines, die de metalen contactpootjes van de verpakte chip snijden en buigen;
- geautomatiseerde precisie zaagmachines, die de verpakte chip - als deze op substraatmateriaal gemonteerd is - in enkelvoudige producten zaagt.

Onze plating machines brengen zeer dunne, eventueel verschillende laagjes metaal aan en bestaan uit volautomatische processtraten met een lengte variërend van 20 tot 60 meter.

Onze die handling machines bestaan uit:

- Flip-chip 'die attach' systemen, die chips monteren op substraten, zowel handmatig als geautomatiseerd zijn te bedienen, plaatsen de contactpunten van de chip direct op de contactpunten van een substraat.
- Geautomatiseerde chip sorteer machines, toegepast voor het inspecteren, selecteren en sorteren van chips, flip-chip componenten en direct op een wafer verpakte chips.

In 2001 heeft Besi een nieuw assemblagelijn-concept, ABC, geïntroduceerd, welke processtappen op procesniveau integreert met zowel producten van Besi origine als die van andere fabrikanten.

Automated Molding Systems

Once chips have been bonded, either using wire bond technology or flip chip die attach technology, they must be encapsulated in a stable, electronically neutral base. We produce a range of automated molding systems for lead-frame and array connect markets that encapsulate semiconductor devices in epoxy resins. We believe that package proliferation, from 400 package types five years ago to package types today to what we believe will be over a thousand package types in the coming years, both for lead-frame and new array connect devices, will further increase the necessity of sophisticated automated molding processes. In addition, automated molding processes are needed to enable manufacturers to increase their yield and volume of defect-free devices through better process control. Further, the rapid transition to smaller, thinner surface-mount devices and the advent of array connect packages requires more precise handling and processing techniques that require an automated environment. As a result, manufacturers have demanded automated molding equipment with features that are sophisticated enough to support the introduction of new packages and at the same time sufficiently flexible to permit both the high-volume production of devices and smaller production runs of specialized chips. Our automated molding systems feature an electromechanical drive and modular design range to accommodate from one to 16 strips. In 2000, we introduced a molding system platform for the high density array connect market.

Automated Trim and Form Integration Systems

Automated trim and form integration systems are used to cut and then form metallic leads of encapsulated semiconductor devices in preparation for placement on a printed circuit board or in other applications. Our trim and form integration systems have the ability to integrate laser marking, vision inspection and functional testing. Trim and form integration, including test, is the final step in the manufacture of a semiconductor using conventional lead-frame technology. The procedure requires a high degree of precision, particularly with the increasing adoption of smaller devices with thinner and more numerous leads that can easily be misformed or broken during the trim and form process.

Automated Singulation Systems

Singulation is the final step in the assembly of semiconductors using the newly developed array connect technology in which the molded substrates are cut into individually packaged units. Our technology is based on the technology we used to develop our trim and form integration systems.

Packaging Machines

Geautomatiseerde Verpakkings- i.e. Molding Machines

Als chips eenmaal zijn gemonteerd op een contactdrager dienen ze in een stabiele, neutrale behuizing te worden verpakt. Wij produceren een serie geautomatiseerde molding machines voor toepassing bij zowel conventionele verpakkingstechnologie als verpakkingen gebaseerd op substraattechnologie, waarbij chips in kunsthars worden verpakt. Een verdere toename van het aantal verpakkingssoorten zal leiden tot een toename van ontwikkelingen voor geavanceerde geautomatiseerde moldingprocessen.

Geautomatiseerde Snij- en Buigmachines

Met deze machines worden de metalen pootjes van verpakte chips gesneden en gebogen ter voorbereiding van het monteren op printplaten of in een andere toepassing. Snijden en buigen is de laatste processtap van de fabricage van halfgeleiders en vereist een hoge mate van precisie.

Geautomatiseerde Precisie Zaagmachines

Zagen is de laatste processtap van de fabricage van halfgeleiders op substraatbasis, waarbij een reeks verpakte chips in enkele producten gezaagd wordt.



Packaging Equipment

for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized Besi

Automated Plating Systems

As part of the back-end manufacturing process, the leadframes which carry semiconductor chips must first be plated with electro-conductive materials, such as silver or gold. Once encapsulated, the chips must again be plated with tin-lead to facilitate soldering with other components. As semiconductor devices become increasingly complex, semiconductor manufacturers require plating systems that provide both higher accuracy of plating position and uniform distribution of plating metals. In addition, systems must operate on a fully automated basis to achieve higher throughput levels with a minimum number of defects.

We currently supply plating equipment to manufacturers of stamped and etched leadframes. Although the plating equipment market for stamped leadframes is characterized by a large installed base of equipment built in-house, we believe that to the extent this market continues to grow, more suppliers of leadframes will outsource their needs for plating equipment. The equipment market for etched leadframes is supplied by independent manufacturers.

Automated Ball Placement Systems

To capitalize on the growth of the array connect market, we are developing a proprietary line of ball placement systems which places the soldered ball onto the substrate molded strip in order to provide the device with full electrical conductivity. We believe that such systems are required for semiconductor manufacturers seeking to establish a fully automated array connect manufacturing line.

Plating Machines

Geautomatiseerde Plating Machines

Een essentiële processtap voor chip back-end assembly vormt het aanbrengen van een geleidend laagje, bestaande uit zilver of goud voordat de chip gemonteerd kan worden. Eenmaal verpakt worden de pootjes vertind, tevens middels een platingproces, om de chip te kunnen verbinden met andere onderdelen.

Wij leveren plating machines aan vrijwel alle fabrikanten van halfgeleiders en fabrikanten van chip montagemateriaal.

Geautomatiseerde Ball Placement Machines

Om van de verwachte verdere groei van de op substraattechnologie gebaseerde chip montage te kunnen profiteren, ontwikkelen wij een nieuwe ball placement machine.



Plating Equipment

for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized Besi

Flip Chip Die Attach Equipment

Flip chip technology eliminates the need for conventional wire bonding by placing the contact points of the chip in direct contact with the packaged substrate. The use of flip chip bonding technology is critical for the needs of chip manufacturers to further shrink device sizes while increasing functionality for applications such as wireless telephony, personal digital assistants, consumer electronics and Internet infrastructure.
In the opto-electronics field, precision flip chip die attach systems are critical in the assembly of filters such as waveguides which optimize the flow of data in fiber optic networks.

Our die attach equipment offers a variety of solutions for process development and volume production environments, including models that can accommodate bonding accuracy up to one micrometer. In addition, we offer semi-automatic systems capable of bonding from 10 g to 125 kg of force, with average placement accuracies of approximately two micrometers.

Die Sorting Equipment

Automated die sorting equipment is used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices as small as 0.2 millimeters square from a wafer for further processing in back-end semiconductor assembly operations. Pick-and-place equipment is also capable of handling 300 millimeter diameter wafers, the next major step in the evolution of mass produced semiconductor devices.

Die Handling Machines

Flip-chip Die Attach Montage Machines

Flip-chip montagetechnologie kan de huidige fijne draad montagetechnologie deels vervangen, door de contactpunten op de chip direct op de contactpunten op het substraat te plaatsen. De flip-chip montagetechnologie maakt een verdere miniaturisatie mogelijk.

Chip Sorteer Machines

De chip sorteermachines worden toegepast om chips te sorteren na inspectie vanuit "wafers", noodzakelijk voor het assembleren van halfgeleiders. Onze machines worden gebruikt om chips en flip-chips te sorteren vanuit wafers, zowel voor als na assemblage, met een wafer diameter tot maximaal 300 mm. Tevens voor het sorteren van opto-electronische componenten met een afmeting van 0,2 x 0,2 millimeter. 300 Millimeter wafers vormen de basis naar de volgende evolutiestap voor de massaproduktie van halfgeleiders.


Die Handling
Equipment

for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized Besi

Integrated Assembly Equipment

In 2001, we began marketing and selling integrated lines of assembly equipment under the ABC product name, principally by combining products from our subsidiaries as well as from other assembly manufacturers. Our long-term goal for the ABC system is to integrate all process steps of either conventional leadframe or array connect back-end assembly operations in a single system.

Geïntegreerde Assemblage Machines

Besi heeft in 2001 een nieuw assemblageconcept geïntroduceerd onder de productnaam ABC, welke het mogelijk maakt processtappen - vervaardigd door dochterondernemingen en vervaardigd door anderen – te clusteren i.e. te combineren. Het ABC-systeem beoogt op termijn alle assemblageprocesstappen te integreren, van zowel de huidige montagetechnologie als de toekomstige montagetechnologieën.

Annual Sales


2002
9%
4%
42%
26%
19%
€ 83.2 million
2001
3%
5%
40%
24%
28%
€ 150.0 million
2000
3% 1%
44%
30%
22%
€ 198.0 million
1999
29%
43%
28%
€ 105.6 million
Molding
Singulation
Trim & Form
Die Handling
Plating

Back-end Assembly

From Processed Wafer to Completed Chip


Processed Wafer
Dicing
Lead frame
Die sort
Array Connect
Die/Wire Bonding
Molding
Plating, Trim and Form
Flip chip Die Bonding
Molding
Ball Placement, Reflow, Singulation
Test Handling
Besi Products



Integrated Assembly Equipment

for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized Besi

Strategy

Our objective is to become the world's leading supplier of advanced, back-end assembly equipment incorporating both leadframe and array connect process technologies. The principal elements of our strategy to achieve this goal are set forth below.

Leverage our Technology Leadership to Exploit New Packaging Technologies

Our customers' success depends on our timely development of manufacturing processes and equipment to address changing requirements for new semiconductor packaging. In the array connect market, we have introduced advanced molding systems and singulation systems designed to address our customers' requirements for miniaturization and higher chip density at lower overall cost. We have been involved in the development and production of chip scale ball grid array technology since the early 1990s and are one of the leading suppliers of equipment used in chip scale ball grid array molding.

Actively Pursue Back-end System Integration

We believe that customer demands for higher throughput, quality and flexibility in the assembly process offer significant opportunities for those equipment manufacturers able to automate and integrate that process. We intend to expand the range of automated systems for various leadframe and array connect assembly processes and ultimately to offer a complete, integrated solution for our customers. Our current generation of systems has introduced the integration of molding with wire bonding and post cure, as well as the integration of marking, vision inspection and testing with trim and form and singulation processes. We intend to continue this process by introducing other products to support an automated and integrated assembly process, including advanced test handling systems and tracking systems, as part of our goal of offering customers a one-stop, integrated solution for the entire assembly manufacturing process.

Focus on Strategic, Long-Term Customer Relationships

Our close relationships with our customers, many of which exceed thirty years, provide us with valuable knowledge about the semiconductor packaging and plating requirements as well as opportunities to develop back-end systems in conjunction with our customers. We believe that these relationships, combined with our position as a leading supplier of integrated assembly systems, provide an opportunity to broaden the range of products sold to these customers and to enhance our reputation as a supplier of a broad and flexible range of assembly systems.

Expand Global Sales and Service Operations

We maintain regional sales and service operations in Europe, the Asia Pacific region and the United States and have customers in each region. As part of our strategy, we intend to expand our customer base in critical global markets, particularly in China and Japan. Given the globalization of the semiconductor industry, we believe that a significant presence in sales and after-market service in each geographic region is critical to sustain close relationships with customers and generate new product sales.

Selectively Pursue Acquisitions

We believe that in order to implement our goals of providing customers with highly automated, integrated solutions with optimal packaging flexibility, it is critically important to identify and incorporate new technologies and processes on a timely basis.

Towards that end, we intend to actively identify and evaluate acquisition candidates that could assist us in attaining our overall goals of achieving integrated, automated assembly, maintaining product leadership, addressing evolving new packaging technologies and expanding our geographic scope. In September 2000 we acquired our RDA subsidiary in order to expand our array connect product portfolio and in January 2002 we acquired our Laurier subsidiary allowing us to incorporate intelligent die sorting capabilities in our integration strategy. We expect to implement our acquisition strategy by leveraging our reputation in the industry, extensive product range and significant cash resources. In addition, we will also, where appropriate, evaluate implementing our goals through joint ventures, alliances and other strategic relationships.

Strategie

Onze doelstelling is 's werelds sterkste leverancier te worden van geavanceerde chip assemblageapparatuur, zowel voor de huidige montagetechnologie als voor de toekomstige substraattechnologie. De belangrijkste stappen van deze strategie zijn:

Leiderschap in Technologie Vergroten door het Introduceren van Chipassemblage Machines voor Nieuwe Montagetechnologieën

Het succes van Besi's klanten is mede afhankelijk van een tijdige ontwikkeling van productieprocessen en machines voor nieuwe eisen gesteld aan de volgende generatie chipverpakkingen. Om telkens een verdere verkleining van chip packages en hogere packaging dichtheid tegen lagere algemene kosten te kunnen realiseren, ontwikkelt Besi steeds meer geavanceerde packaging systemen, waaronder precisie zaagmachines.

Actief Bezighouden met een Verdere Back-end Procesintegratie

Wij beogen het scala van geautomatiseerde machines voor diverse montagestappen voor de conventionele montageprocessen en tevens de nieuwe montageprocessen op substraatbasis te reduceren door procesintegratie om uiteindelijk één complete, geïntegreerde procesoplossing aan te kunnen bieden.

Richten op Strategische Klantenrelaties voor de Lange Termijn

Door langdurige relaties met klanten te onderhouden verkrijgen wij continu essentiële kennis over de nieuwe eisen voor halfgeleider montageprocessen, om deze eisen te kunnen vertalen in nieuwe machines.

Wereldwijde Verkoop- en Service Organisatie

Wij willen onze regionale verkoop- en servicewerkzaamheden in het Verre Oosten, Europa en de Verenigde Staten versterken en ons klantenbestand op kritieke wereldmarkten, in het bijzonder China en Japan, verder uitbreiden. Aanwezigheid met verkoop en service in elke geografische regio is essentieel voor het behoud van nauwe relaties met klanten om de nieuwe ontwikkelingen in de volgende generatie machines te kunnen implementeren.

Acquisities Selectief Nastreven

Voor het bereiken van onze doelstellingen, namelijk om onze klanten geautomatiseerde, geïntegreerde procesoplossingen met optimale flexibiliteit te bieden, is het van wezenlijk belang om nieuwe technologieën en processen tijdig te identificeren en te ontwikkelen in nieuwe machines. Daarom streven wij ernaar, naast eigen ontwikkeling, die bedrijven te kopen, die ons zowel in staat stellen uiteindelijk geïntegreerde, geautomatiseerde montageprocessen te kunnen leveren als Besi's positie in de wereld verder te versterken.

Management's Discussion and Analysis of Financial Condition and Results of Operations



for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized



for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized Besi

Financial Condition and Results of Operations

This Annual Report contains certain forward-looking statements as that term is defined in the Private Litigation Securities Reform Act of 1995. For this purpose any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, any estimates of future business or financial results constituting forward looking statements and any statements including the words "believes," "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify other forward-looking statements. These forward-looking statements represent the expectations of management as of the date of the filing of this report. Actual results could differ materially from those anticipated by the forward-looking statements due to a number of important factors, including the risks and uncertainties faced by us described elsewhere in this Annual Report and in other documents we have filed with the Securities and Exchange Commission. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations.

Overview

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001 we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and we expect this slowdown to continue through at least the first half of 2003.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market, because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of € 300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

On November 15, 2001, we sold our 30% equity interest in Possehl Besi Electronics N.V. ("PBE") to another shareholder L. Possehl & Co., mbH ("Possehl") for € 18.1 million cash. We determined that our ongoing involvement in PBE was not strategic to our long-term ambition to be the leading provider of integrated assembly solutions to the semiconductor industry. In addition, we determined that our interests would be better served by redeploying the cash from the transaction to help fund attractive opportunities in what we believe are higher growth markets in our core equipment business, such as chip scale ball grid array and other assembly technologies, either through internal means or through acquisition. In connection with the transaction, we recorded a loss of € 4.8 million in the fourth quarter of 2001, which is included in "equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies" in our Consolidated Statements of Operations. The loss on disposal of PBE included the reversal of the portion of our cumulative translation adjustment component of shareholders' equity relating to our investment in PBE, which reduced the loss on sale by € 5.3 million.

On January 4, 2002, we acquired Laurier, Inc. ("Laurier"), a privately held company located in Londonderry, New Hampshire, USA, for US$ 8.9 million in cash. Laurier manufactures die sorting equipment used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices from a wafer for further processing in assembly operations. Laurier's results of operations are included in our consolidated results of operations from the date of acquisition.

Evaluation of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgements are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

Revenue Recognition

Our revenue recognition policy conforms to the Securities and Exchange Commission Staff Accounting Bulletin No. 101. Advance payments received from customers are recorded as a liability until the products have been shipped. Shipment of products occurs after a customer accepts the product at our premises. We recognize revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against us is to enforce our obligations relating to installation, which is considered inconsequential, and warranty. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

Inventories

We periodically evaluate whether or not the carrying value of our inventories is in excess of market value or whether we have excess or obsolete items in our inventory. Our evaluation includes judgements regarding future market developments that might have an adverse effect on the valuation of our inventories.

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market price at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in gross profit as gains or losses.

Long-lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell, and depreciation ceases.

Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Goodwill and Intangible Assets

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and through December 31, 2001 was being amortized by the straight-line method. The amortization of the goodwill from the Meco acquisition (13 years) and the RDA acquisition (13 years), was based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. Goodwill was assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. As of January 1, 2002, goodwill is no longer amortized, but is required to be evaluated for impairment at least annually in accordance with SFAS No. 142. The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco, RDA and Laurier and 16 years for Fico as determined by an independent valuation at the date of acquisition.

The Company adopted the provisions of SFAS No. 141, "Business combinations" as of July 1, 2001 and SFAS No. 142 as of January 1, 2002. Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 and determined to have an indefinite useful life are not amortized, but will continue to be evaluated for impairment annually in accordance with SFAS No. 142.

In connection with the transitional goodwill impairment evaluation, Statement No. 142 required the Company to perform an assessment of whether there was an indication that goodwill, and equity-method goodwill, is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount within six months of January 1,

2002. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the second step of the transitional impairment test must be performed. In the second step, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, must be compared to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. The Company was not required to perform the second step for any of its identified reporting units during its January 1, 2002 goodwill transitional impairment test.

Contractual Obligations and Commercial Commitments

We are not involved in any speculative trading activities. Our only related party transactions were with our former PBE joint venture, of which we sold our 30% share on November 15, 2001. Such related party transactions consisted of sales and purchases as specified in the following table.

(Euro in thousands)

	January 1, to November 15, 2001
Sales	3,486
Purchases	270

Management believes that these transactions were conducted at arms length basis on terms and conditions equivalent to those that could have been obtained from third parties.

The following table discloses our contractual obligations and commercial commitments.

(Euro in thousands)

	Payments due by period				
	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Long term debt	955	635	-	-	1,590
Capital lease obligations including imputed interest	600	1,200	1,200	6,997	9,997
Operating lease	1,826	1,949	1,387	4,959	10,121
Unconditional purchase obligations	9,466	-	-	-	9,466
Total contractual obligations and commercial commitments	**12,847**	**3,784**	**2,587**	**11,956**	**31,174**

Unconditional purchase obligations relate to buildings, equipment and specific external technical staff.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks associated with interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes.

Foreign Currency Exchange Rate Risk

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside the Netherlands and other countries that have adopted the euro as their currency for 2002 constitute approximately 19% of our net sales. As currency exchange rates change, translation of the Statements of Operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income (loss) by less than € 1.0 million.

Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 63% of total net sales in the year ended December 31, 2002, whereas net sales represented by US dollars or dollar-linked currencies amounted to approximately 37%. Approximately 77% of our costs and expenses were denominated in the euro and the remaining 23% in various currencies, principally the dollar and dollar linked currencies. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

Interest Rate Risk

Our long-term debt, excluding capital leases, bears interest at fixed rates. Our long-term capital lease obligations, bank debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.



Results of Operations

for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized Besi

Summary Financial and Other Operating Data

(Amounts in thousands except share and per share data)

	Year ended December 31,			
	2000 EURO	**2001** EURO	**2002** EURO	**2002** USD[1]
Net sales	197,972	150,030	83,228	87,265
Cost of sales	121,171	96,253	55,849	58,558
Gross profit	**76,801**	**53,777**	**27,379**	**28,707**
Selling, general and administrative expenses	33,841	30,563	26,235	27,507
Research and development expenses	11,440	15,446	12,470	13,075
Write-off of acquired in-process research and development	11,461	-	-	-
Restructuring charges	-	8,306	786	824
Goodwill impairment	-	-	3,302	3,462
Amortization of intangible assets	3,126	3,848	2,591	2,717
Total operating expenses	**59,868**	**58,163**	**45,384**	**47,585**
Operating income (loss)	**16,933**	**(4,386)**	**(18,005)**	**(18,878)**
Interest income, net	2,814	4,240	3,395	3,559
Income (loss) before taxes and equity in earnings (loss) of affiliated companies and minority interest	**19,747**	**(146)**	**(14,610)**	**(15,319)**
Income taxes	6,311	518	2,404	2,520
Income (loss) before equity in earnings (loss) of affiliated companies and minority interest	**13,436**	**(664)**	**(17,014)**	**(17,839)**
Equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies	5,031	(16,314)	-	-
Minority interest	-	-	3	3
Net income (loss)	**18,467**	**(16,978)**	**(17,011)**	**(17,836)**
EARNINGS (LOSS) PER SHARE:				
Basic	0.61	(0.53)	(0.54)	(0.57)
Diluted	0.61	(0.53)	(0.54)	(0.57)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO COMPUTE NET EARNINGS (LOSS) PER SHARE:				
Basic	30,242,151	31,794,675	31,462,482	31,462,482
Diluted	30,351,462	31,794,675	31,462,482	31,462,482
OTHER OPERATING DATA:				
Capital expenditures	6,311	3,393	4,903	5,141
Depreciation and amortization	7,591	8,343	6,726	7,052
Net cash provided by (used in) operating activities	12,066	14,942	(4,224)	(4,429)

[1] Translated solely for convenience of the reader at the noon buying rate on December 31, 2002 (€ 1.00 = US$ 1.0485)

Net Sales

Our net sales consist of sales of automated molding systems, automated trim and form integration systems, singulation systems, automated plating systems and die handling systems.

Our net sales decreased from € 150.0 million in 2001 to € 83.2 million in 2002, a decrease of 44.5%. The decrease in net sales in 2002 as compared to 2001 was due to a significant deterioration in industry conditions, extensions of product delivery dates and order cancellations by customers, resulting in a significantly lower volume of shipments. Net sales in the fourth quarter of 2002 increased by 21.4% compared to net sales in the third quarter of 2002 due to increased order activity in the first half of 2002, resulting in increased shipments in the fourth quarter of 2002.

Our net sales per product line for the periods indicated were as follows:

(Euro in million)

	2001	**2002**	**% change**
Automated molding systems	60.9	35.2	(42.2)
Automated trim and form integration systems	41.5	15.8	(61.9)
Singulation systems	4.6	2.9	(37.0)
Plating systems	36.1	21.7	(39.9)
Die handling systems	6.9	7.6	10.1
Total net sales	**150.0**	**83.2**	**(44.5)**

Backlog

Our backlog at December 31, 2002 increased by 16.4% to € 42.5 million from € 36.5 million at December 31, 2001, primarily due to increased bookings for molding systems, trim and form integration systems and plating systems. New orders in 2002 were € 89.1 million, including € 1.8 million of die sort systems' backlog that was acquired as part of our purchase of Laurier, an increase of 98.9% compared to € 44.8 million in 2001. The book-to-bill ratio for 2002 was 1.07 compared to 0.30 for 2001.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

Gross Profit

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in our cost of sales typically lag changes in net sales due to our manufacturing lead times.

Gross profit decreased by 49.1% from € 53.8 million in 2001 to € 27.4 million in 2002. As a percentage of net sales, gross profit decreased from 35.8% in 2001 to 32.9% in 2002, due to the significant decrease in net sales in 2002 which was only partially offset by reduced production and overhead costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

Our selling, general and administrative expenses in 2001 totaled € 30.6 million and represented 20.4% of net sales compared to € 26.2 million or 31.5% of net sales in 2002. The decrease in selling, general and administrative expenses was mainly due to a decrease in net sales and our restructuring efforts. The increase in selling, general and administrative expenses as a percentage of net sales resulted primarily from the significant decrease in net sales.

Research and Development Expenses

Research and development spending relating to packaging and die handling equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude new product pre-production and customization expenses and design and engineering expenses incurred in sustaining and enhancing existing product lines.

Our research and development expenses decreased from € 15.4 million in 2001 to € 12.5 million in 2002. As a percentage of net sales, research and development expenses were 10.3% and 15.0%, respectively. Research and development spending in 2002 was mainly related to integrated assembly line functionality and chip scale ball grid array packaging applications. The increase in research and development spending as a percentage of net sales in 2002 reflects our continued investment in research and development despite the current market downturn.

Restructuring Charges

On June 15, 2001, we adopted an initial restructuring plan that included a reduction of our global workforce (including temporary workers) of approximately 13%. These actions were necessitated by the semiconductor industry downturn that resulted in a significant reduction in new orders. We undertook this restructuring: (i) to better align our cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. We recorded pre-tax restructuring charges of € 3.6 million in connection with the reduction of our workforce in the second quarter of 2001. As a result of continued adverse market conditions in the semiconductor equipment industry, we took additional restructuring measures in each of the third and fourth quarters of 2001, which resulted in a cumulative workforce reduction of approximately 26%. In connection with those additional restructuring measures, we incurred additional restructuring charges for employee severance and benefits of € 1.7 million and € 3.0 million in the third and fourth quarter of 2001, respectively.

In the third quarter of 2002, we relocated our flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with our die sorting business to form a single Die Handling Systems business unit. In the fourth quarter of 2002 we restructured the combined business by reducing its workforce by approximately 28%. We recorded a restructuring charge relating to these actions of € 0.8 million in 2002.

The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The releases mainly relate to social security expenses and disabled personnel included for which we were not obliged to pay. The additions to the restructuring reserve in the second quarter of 2002 related to higher than expected severance cost and later than expected final employment terminations. The additions in the third quarter of 2002 mainly relate to severance payments for the reduction in workforce in the United States and relocation cost. The additions in the fourth quarter of 2002 relate to severance payment for the further reduction in workforce in the United States. Total remaining cash outlays for restructuring activities are expected to be € 1.3 million, which primarily will be expended during 2003.

Changes in the total restructuring reserve were:

(Euro in thousands)

Restructuring reserve as of January 1, 2002	**5,487**
Second quarter 2002 releases	(1,201)
Second quarter 2002 additions	1,205
Third quarter 2002 additions	400
Fourth quarter 2002 additions	386
Amortization assets	(107)
Cash payments in 2002	(4,889)
Restructuring reserve as of December 31, 2002	**1,281**

Operating Income (Loss)

Operating loss increased from € 4.4 million in 2001 to € 18.0 million in 2002. Operating loss for 2002 included non-cash goodwill impairment of € 3.3 million. Furthermore, operating loss for 2001 and 2002 included restructuring charges of € 8.3 and € 0.8 million, respectively. Operating loss also increased due to lower net sales, lower gross margins, partially offset by a decrease in selling, general and administrative expenses and research and development spending.

We incurred annual patent and other identifiable assets amortization charges of € 2.6 million in 2002, which related to the acquisitions of our Fico, Meco, RDA and Laurier subsidiaries in October 1993, May 1995, September 2000 and January 2002, respectively.

As of January 1, 2002, we adopted SFAS No. 142 and SFAS No. 144. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and intangible assets with indefinite lives. SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of the adoption of SFAS No. 142, goodwill amortization ceased.

We reviewed our business and determined that there are four reporting units to be reviewed for impairment in accordance with the standard – the reporting units were: packaging equipment, plating and singulation equipment, flip chip die attach equipment and die sorting equipment. Upon adoption of SFAS No. 142 in the first quarter of 2002, we completed the required transitional impairment testing of goodwill, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective January 1, 2002.

We have determined that our annual test for impairment of goodwill will take place at the end of the fourth quarter of each year, which coincides with the completion of our annual forecasting process. In the third quarter of 2002, we consolidated our die attach equipment business unit and die sort equipment business into a single die handling equipment business unit. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions we have revised our earnings forecasts for each of our business units that were tested for impairment. As a result, in the fourth quarter of fiscal year 2002, we recognized a goodwill impairment loss of € 3,302 in the die handling equipment reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

We do not have any identifiable assets with indefinite lives.

Interest Income, Net

Our interest income, net decreased from € 4.2 million in 2001 to € 3.4 million in 2002, due to lower interest rates and lower cash balances.

The following table reflects the impact that SFAS 142 would have had on net loss and loss per ordinary share if it had been adopted at the beginning of 2001:

(In thousands, except per share data)

	2001 EURO	**2002** EURO
Reported net loss	(16,978)	(17,011)
Ceased goodwill amortization	1,062	-
Adjusted net loss	**(15,916)**	**(17,011)**
Reported loss per share – basic and diluted	(0.53)	(0.54)
Ceased goodwill amortization	0.03	-
Adjusted loss per share – basic and diluted	**(0.50)**	**(0.54)**

Income Taxes

Our income tax expense was € 0.5 million in 2001 as compared to € 2.4 million in 2002. The effective tax rate was not meaningful in 2001 as we recorded income tax expense in spite of loss before taxes and equity in earnings (loss) of affiliated companies and minority interest. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, the Company recorded a charge of € 6.0 million through the establishment of a valuation allowance against its deferred tax asset consisting primarily of U.S. net operating loss carryforwards and temporary differences. The Company determined that the valuation allowance was required based on its recent losses, which are given substantially more weight than forecasts of future profitability in the evaluation. Until the Company utilizes these U.S. operating loss carryforwards, its income tax provision will reflect mainly domestic taxation.

Equity in Earnings (Loss) of Affiliated Companies

Equity in loss of affiliated companies and loss on sale of affiliated companies amounted to a loss of € 16.3 million for 2001. On November 15, 2001 we sold our 30% equity interest in PBE to Possehl.

Net Income (Loss)

Our net loss amounted to € 17.0 million for both 2001 and 2002. Net loss for 2001 was negatively impacted by charges of € 16.3 million incurred by PBE in 2001 related both to operations and a loss on the sale of our investment and after tax restructuring charges in 2001 of € 5.5 million related to our equipment operations. Net loss for 2002 was negatively impacted by (i) goodwill impairment of € 3.3 million, (ii) a non-cash valuation allowance of € 6.0 million against our net deferred tax assets and (iii) after tax restructuring charges in 2002 of € 0.6 million related to our die handling operations. However, net loss excluding those charges for 2002 as compared to 2001 was negatively impacted by significantly decreased net sales and gross margins related to adverse market conditions, partially offset by reduced costs and expenses as a result of our restructuring efforts.

Net Sales

Our net sales decreased from € 198.0 million in 2000 to € 150.0 million in 2001, a decrease of 24.2%. The decrease in net sales in 2001 as compared to 2000 was due to a significant deterioration in industry conditions, extensions of product delivery dates and order cancellations by customers, resulting in a significantly lower volume of shipments.

Our net sales per product line for the periods indicated were as follows:

(Euro in million)

	2000	2001	% change
Automated molding systems	87.1	60.9	(30.0)
Automated trim and form integration systems	44.4	41.5	(6.5)
Singulation systems	5.1	4.6	(9.8)
Plating systems	59.3	36.1	(39.1)
Die handling systems	2.1	6.9	228.6
Total net sales	**198.0**	**150.0**	**(24.2)**

Backlog

Our backlog of € 141.7 million at December 31, 2000, decreased by 74.2% to € 36.5 million at December 31, 2001. The substantial decrease was due to deteriorating market conditions that adversely affected new order rates, and influenced extensions of product delivery dates and order cancellations by customers. New orders in 2001 were € 44.8 million, a decrease of 82.2% compared to € 251.1 million in 2000. New orders for 2001 were negatively affected by order cancellations of € 10.8 million. The book-to-bill ratio for 2001 was 0.30 as compared to 1.27 for 2000.

Gross Profit

Gross profit decreased by 30.0% from € 76.8 million in 2000 to € 53.8 million in 2001. As a percentage of net sales, gross profit decreased from 38.8% in 2000 to 35.8% in 2001. The gross profit and gross margin decrease in 2001 compared to 2000 was due to substantially lower net sales and increased provisions for obsolete stock and inventory amounting to € 4.3 million related to customer order cancellations, which were only partially offset by reduced production and overhead costs.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses in 2000 totaled € 33.8 million, or 17.1% of net sales compared to € 30.6 million, or 20.4% of net sales, in 2001. The decrease in selling, general and administrative expenses was mainly due to a decrease in net sales and our restructuring efforts, partially offset by increased provisions for doubtful accounts of approximately € 1.7 million. The increase in selling, general and administrative expenses as a percentage of net sales resulted primarily from the significant decrease in net sales.

Research and Development Expenses

Our research and development expenses increased by 35.1% from € 11.4 million in 2000 to € 15.4 million in 2001. As a percentage of net sales, research and development expenses were 5.8% and 10.3% in 2000 and 2001, respectively. The increase in research and development spending in 2001 mainly related to integrated assembly line functionality and chip scale ball grid array packaging applications. We developed and officially introduced a new Advanced Back-end Cluster ("ABC") assembly line in the third quarter of 2001, an advanced assembly line for the integration of key packaging processes (molding, cure, post-cure, trim and form, singulation, test and sorting).

Restructuring Charges

On June 15, 2001 we adopted an initial restructuring plan that included a reduction of our global workforce (including temporary workers) of approximately 13%. These actions were necessitated by the current semiconductor industry downturn that has resulted in a significant reduction in our new orders. We undertook this restructuring: (i) to better align our cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. We recorded pre-tax restructuring charges of € 3.6 million in connection with the reduction of our workforce in the second quarter of 2001. As a result of continued adverse market conditions in the semiconductor equipment industry, we took additional restructuring measures in the third and fourth quarters of 2001, which will result in a cumulative workforce reduction of approximately 26%. In connection with those additional restructuring measures, we incurred additional restructuring charges for employee severance and benefits of € 4.7 million.

Changes in the restructuring reserve were as follows:

(Euro in thousands)

Restructuring reserve	8,306
Cash payments in 2001	(2,819)
Restructuring reserve as of December 31, 2001	**5,487**

The provisions in 2001 for the workforce reduction include severance and other benefits for approximately 180 employees, representing primarily most major departments at our Fico subsidiaries in the Netherlands and Asia.

Operating Income (Loss)

Operating income (loss) decreased from income of € 16.9 million in 2000 to a loss of € 4.4 million in 2001. Operating margins were 8.6% and negative 2.9% in these years, respectively. The operating loss for 2001 included restructuring charges of € 8.3 million. Our operating income in 2000 included a one-time write-off of acquired IPRD of € 11.5 million relating to the acquisition of RDA in September 2000. Excluding restructuring charges and the write-off of acquired IPRD, operating income decreased from € 28.4 million in 2000 to € 3.9 million in 2001. This decrease was mainly due to lower net sales, lower gross margins, increased research and development spending and increased goodwill amortization resulting from the acquisition of RDA, partially offset by a decrease in selling, general and administrative expenses.

We incurred annual patent and goodwill amortization charges of approximately € 3.8 million in 2001, which related to the acquisition of our Fico, Meco and RDA subsidiaries in October 1993, May 1995, and September 2000, respectively. Effective January 1, 2002 SFAS No. 142 we ceased amortizing goodwill and intangible assets with indefinite useful lives in accordance with SFAS No. 142.

Interest Income, Net

Our interest income, net increased from € 2.8 million in 2000 to € 4.2 million in 2001, due to higher average cash balances outstanding as a result of the investment of the € 94.0 million proceeds from the April 2000 public offering of our ordinary shares and the investment of cash flow generated from operations.

Income Taxes (Benefit)

Our income tax expense was € 6.3 million in 2000 as compared to € 0.5 million in 2001. The effective tax rate was 32.0% in 2000 and was not meaningful in 2001 as we recorded income tax expense in spite of loss before taxes and equity in earnings (loss) of affiliated companies. The effective tax rate for 2000 before the IPRD charge was 34.2%. The change in effective tax rate and the provision for income taxes in 2001, in spite of the pre-tax loss incurred, was due to the impact of non-deductible expenses, and losses in certain foreign subsidiaries, in which we were not able to recognize a tax benefit. The sale of PBE was a non-taxable event and as a result no tax benefit relating to the loss we incurred on the sale has been recorded.

Equity in Earnings (Loss) of Affiliated Companies

Equity in earnings (loss) of affiliated companies amounted to income of € 5.0 million for 2000 as compared to a loss of € 16.3 million for 2001, including our proportionate share of restructuring charges aggregating € 5.8 million. The equity in earnings of affiliated companies for 2000 and 2001 includes total goodwill amortization of € 1.3 million and € 1.1 million, respectively.

On November 15, 2001 we sold our 30% equity interest in PBE to Possehl for € 18.1 million cash. In connection with this transaction, we recorded a loss of € 4.8 million. This loss is included in equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies. The loss on disposal of PBE included the reversal of the portion of our cumulative translation adjustment component of shareholders' equity relating to our investment in PBE, which reduced the loss on sale by € 5.3 million.

PBE announced a restructuring plan in 2001 in order to significantly lower its overhead structure and reach break-even profitability levels. In connection therewith, PBE recorded restructuring charges until November 15, 2001 of € 19.3 million to cover the estimated costs of severance for a workforce reduction of approximately 30% as well as for the consolidation and/or closing of three European facilities and the relocation of Hong Kong leadframe manufacturing operations to mainland China. We recorded our proportionate 30% share of this charge, which amounted to € 5.8 million in 2001.

PBE's net sales for 2000 were € 253.1 million as compared to € 155.9 million for the period January 1, 2001 to November 15, 2001. Operating income (loss) for 2000 amounted to income of € 29.4 million as compared to a loss of € 31.0 million in the 2001 period, including restructuring charges of € 19.3 million. The decrease in operating income was due to the decrease in net sales, as well as a decline in gross margins from 26.1% in 2000 to 10.9% in the period January 1 to November 15, 2001, due to adverse market conditions, significantly lower net sales, the adverse impact of competitive pricing pressure and an under-absorption of costs due to lower sales levels. As a percentage of net sales, selling, general and administrative expenses were 14.2% in 2000 and 17.0% in the period January 1 to November 15, 2001. The increase in the 2001 period was due to the substantial decline in net sales.

In December 2001, subsequent to the sale of our 30% interest in PBE on November 15, 2001, the Board of Directors of PBE announced a change in accounting principle. This change, relating to the depreciation method of certain fixed assets, resulted in a one-time charge of € 5.8 million in the results of PBE in 2001. Subsequent to the sale of the 30% interest in PBE, we no longer had any representation on the Board of Directors of PBE nor any other rights or responsibilities regarding PBE. As a result, PBE's December 2001 change in accounting principle is treated as a post-disposal subsequent event and our proportionate share of this change has not been included in the Consolidated Statements of Operations (see Note 8 of the Notes to the Consolidated Financial Statements).

Net Income (Loss)

Net income for 2000 was € 18.5 million as compared to a net loss of € 17.0 million in 2001. The decrease in net income was due principally to charges of € 16.3 million incurred by PBE related both to operations and a loss on the sale of our investment and net after tax restructuring charges in 2001 of € 5.5 million related to our equipment operations. In addition, significantly decreased net sales and gross margins related to adverse market conditions and increased research and development expenses in support of new product offerings for the next market upturn contributed to the net income decline as compared to 2000, partially offset by reduced costs and expenses as a result of our restructuring efforts.

We had € 141.5 million and € 119.9 million in cash at December 31, 2001 and December 31, 2002, respectively.

We finance Meco and, to an extent, Fico, on a stand-alone basis. Meco utilizes funds generated from its results of operations and available bank lines of credit to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are unsecured. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. Currently, our Die Handling Systems subsidiary and, to an extent, Fico are financed through intercompany loans.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico and Besi Die Handling generally receive partial payments for automated molding systems, automated trim and form integration systems and die handling systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco generally receives a higher initial payment upon receipt of orders than Fico and Besi Die Handling.

Net cash provided by (used in) operating activities were € 14.9 million and (€ 4.2) million in 2001 and 2002, respectively. The primary use of cash from operations in 2002 were a net loss of € 17.0 million that included non-cash charges of € 10.0 million for depreciation, amortization and goodwill impairment and € 4.5 million other non-cash losses, combined with increased working capital requirements of € 1.7 million. At December 31, 2002, our cash totaled € 119.9 million and our total debt and capital lease obligations totaled € 9.0 million which included a subordinated loan of € 0.3 million outstanding from De Nationale Investeringsbank N.V., 90% of which is guaranteed by the government of the Netherlands. At December 31, 2002, shareholders' equity stood at € 200.5 million.

Our capital expenditures increased from € 3.4 million in 2001 to € 4.9 million in 2002. The expenditures in 2002 were incurred primarily for the purchase of machinery and equipment and computer equipment, as well as the first installments for (i) the construction of a new 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and (ii) the establishment of our first manufacturing facility in mainland China for the production of tools. We expect capital spending in 2003 to increase to approximately € 13 million, principally as a result of the expenditures required to complete these new buildings in 2003.

At June 28, 2002, we sold the land and buildings of one of our subsidiaries in a sale and lease back transaction for € 6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled € 6.9 million and the net book value of the real estate sold by us amounted to € 5.4 million. Our gain on this transaction of € 1.1 million is being amortized and netted against rental expenses over the twelve and a half year term of the lease. Gross rental expenses total € 0.6 million per annum.

On June 17, 2002, we announced that we had adopted a plan to repurchase up to 1,000,000 of our ordinary shares from time to time. As of December 31, 2002, we had repurchased 896,447 ordinary shares at an average price of € 5.45 per share under this repurchase program.

At December 31, 2002, we had available lines of credit amounting to € 24.3 million, under which no borrowings were outstanding. At December 31, 2002, € 323 was reserved for guarantees and € 1,001 was reserved for foreign exchange contracts under such lines. Interest is charged at the bank's base lending rates plus increments ranging from 1.0% to 1.5%. The credit facility agreements include covenants requiring to maintain certain financial ratios. We were in compliance with, or had received waivers for, all loan covenants at December 31, 2001 and 2002.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

In June 2001, the FASB issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company adopted SFAS No. 143 on January 1, 2003 and the adoption did not have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted SFAS No. 144 effective January 1, 2002 and the adoption did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In rescinding FASB Statement No. 4 and FASB No. 64, FASB No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, however, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they meet the criteria of paragraph 20 of APB 30, Reporting the results of operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, the Statement amends SFAS No. 13 to eliminate an inconsistency between the accounting for sale and leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The standard is effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS 146, Accounting for Exit or Disposal Activities which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The standard will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003 and the adoption did not have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter "the Interpretation"), which addresses, among other things, the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company has adopted the disclosure requirements of the Interpretation as at December 31, 2002 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (i) the delivered item(s) has value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered item(s), (iii) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration.
The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative effect adjustment in accordance with Accounting Principles Board Opinion 20, "Accounting Changes". If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company believes that the adoption of EITF 00-21 will not have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances.
The interim disclosure provisions are effective for financial reports, containing financial statements for interim periods beginning after December 15, 2002.
The Company has adopted the annual disclosure requirements of SFAS No.148 in the consolidated financial statements.



Consolidated Financial Statements 2002

for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized Besi

To the Supervisory Board and the Board of Management of BE Semiconductor Industries N.V.

We have audited the accompanying consolidated balance sheets of BE Semiconductor Industries N.V. and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, cash flows, shareholders' equity and accumulated other comprehensive income (loss), for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the management of BE Semiconductor Industries N.V. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Possehl Besi Electronics N.V., a 30% owned investee company which was sold on November 15, 2001. BE Semiconductor Industries N.V.'s investment in Possehl Besi Electronics N.V. at December 31, 2001 and 2002 was nil, and its equity in earnings was income of € 6,330,000 for the year ended December 31, 2000 and loss of € 10,372,000 for the period January 1, 2001 to November 15, 2001. The financial statements of Possehl Besi Electronics N.V. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Possehl Besi Electronics N.V. for each of the years in the two-year period ended December 31, 2001, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BE Semiconductor Industries N.V. and subsidiaries at December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

We refer to Note 2 to the Consolidated Financial Statements that BE Semiconductor Industries N.V. issued also statutory financial statements in accordance with accounting principles in the Netherlands which are available at the Company and will be filed at the Chamber of Commerce of Oost-Brabant ('s-Hertogenbosch). Based upon section 2:395 subsection 2 of the Netherlands Civil Code we state that we expressed an unqualified opinion on these statutory financial statements.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2002 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". As required by SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually.

KPMG Accountants N.V.
's-Hertogenbosch, the Netherlands
February 11, 2003

(Amounts in thousands)

	December 31,		
	2001 EURO	**2002** EURO	**2002** USD
ASSETS			
Cash and cash equivalents	141,506	119,866	125,680
Accounts receivable	31,078	28,238	29,607
Inventories	29,310	33,424	35,045
Other current assets	5,087	7,687	8,060
Total current assets	**206,981**	**189,215**	**198,392**
Property, plant and equipment	28,466	23,103	24,224
Goodwill	13,025	14,690	15,402
Patents and trademarks	18,705	17,036	17,862
Other non-current assets	4,709	954	1,000
Total assets	**271,886**	**244,998**	**256,880**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current portion of long-term debt and capital leases	1,648	1,228	1,288
Accounts payable	5,520	13,103	13,738
Accrued liabilities	22,692	17,272	18,110
Total current liabilities	**29,860**	**31,603**	**33,136**
Long-term debt and capital leases	9,040	7,812	8,191
Deferred gain on sale and lease back	-	1,012	1,061
Deferred tax liabilities	4,684	4,039	4,235
Total non-current liabilities	**13,724**	**12,863**	**13,487**
Minority interest	**-**	**44**	**46**
Ordinary shares	28,933	28,117	29,480
Preference shares	-	-	-
Capital in excess of par value	181,799	177,730	186,350
Retained earnings (deficit)	15,267	(1,744)	(1,829)
Accumulated other comprehensive income (loss)	2,303	(3,615)	(3,790)
Total shareholders' equity	**228,302**	**200,488**	**210,211**
Total liabilities and shareholders' equity	**271,886**	**244,998**	**256,880**

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands except share and per share data)

Year ended December 31,

	2000 EURO	2001 EURO	2002 EURO	2002 USD
Net sales	197,972	150,030	83,228	87,265
Cost of sales	121,171	96,253	55,849	58,558
Gross profit	**76,801**	**53,777**	**27,379**	**28,707**
Selling, general and administrative expenses	33,841	30,563	26,235	27,507
Research and development expenses	11,440	15,446	12,470	13,075
Write-off of acquired in-process research and development	11,461	-	-	-
Restructuring charges	-	8,306	786	824
Goodwill impairment	-	-	3,302	3,462
Amortization of intangible assets	3,126	3,848	2,591	2,717
Total operating expenses	**59,868**	**58,163**	**45,384**	**47,585**
Operating income (loss)	**16,933**	**(4,386)**	**(18,005)**	**(18,878)**
Interest income, net	2,814	4,240	3,395	3,559
Income (loss) before taxes and equity in earnings (loss) of affiliated companies and minority interest	**19,747**	**(146)**	**(14,610)**	**(15,319)**
Income taxes	6,311	518	2,404	2,520
Income (loss) before equity in earnings (loss) of affiliated companies and minority interest	**13,436**	**(664)**	**(17,014)**	**(17,839)**
Equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies	5,031	(16,314)	-	-
Minority interest	-	-	3	3
Net income (loss)	**18,467**	**(16,978)**	**(17,011)**	**(17,836)**
EARNINGS (LOSS) PER SHARE				
Basic	0.61	(0.53)	(0.54)	(0.57)
Diluted	0.61	(0.53)	(0.54)	(0.57)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE				
Basic	30,242,151	31,794,675	31,462,482	31,462,482
Diluted	30,351,462	31,794,675	31,462,482	31,462,482

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands) Year ended December 31,

	2000 EURO	2001 EURO	2002 EURO	2002 USD
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	18,467	(16,978)	(17,011)	(17,836)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation of property, plant and equipment	4,465	4,495	4,135	4,335
Write-off of acquired in-process research and development	11,461	-	-	-
Amortization of intangible assets	3,126	3,848	2,591	2,717
Goodwill impairment	-	-	3,302	3,462
Deferred income taxes (benefits)	(5,179)	(1,541)	2,403	2,520
Loss (gain) on disposal of equipment	(131)	(5)	13	14
Loss on disposal of subsidiaries and affiliated companies	-	4,805	-	-
Translation of debt in foreign currency	(20)	176	2,109	2,211
Minority interest	-	-	(3)	(3)
Equity in (earnings) loss of affiliated companies	(5,031)	11,509	-	-
Effects of changes in assets and liabilities:				
Decrease (increase) in accounts receivable	(14,151)	17,484	3,575	3,748
Decrease (increase) in inventories	(11,856)	10,847	(2,405)	(2,522)
Decrease (increase) in other current assets	(1,607)	3,224	(2,857)	(2,996)
Increase (decrease) in accrued liabilities	6,478	(1,335)	(7,393)	(7,751)
Increase (decrease) in accounts payable	6,044	(21,587)	7,317	7,672
Net cash provided by (used in) operating activities	**12,066**	**14,942**	**(4,224)**	**(4,429)**
CASH FLOWS FROM INVESTING ACTIVITIES:				
Capital expenditures	(6,311)	(3,393)	(4,903)	(5,141)
Proceeds from sale of equipment	214	28	6,789	7,118
Proceeds from sale of subsidiaries and affiliated companies	955	18,091	-	-
Acquisition of subsidiaries, net of cash acquired	(25,235)	(170)	(10,605)	(11,119)
Decrease in advances to affiliated companies	169	173	-	-
Net cash provided by (used in) investing activities	**(30,208)**	**14,729**	**(8,719)**	**(9,142)**

(Amounts in thousands) Year ended December 31,

	2000 EURO	2001 EURO	2002 EURO	2002 USD
CASH FLOWS FROM FINANCING ACTIVITIES:				
Payments on long-term debt and capital leases	(1,915)	(1,704)	(1,646)	(1,726)
Payments on other long-term liabilities	(901)	-	-	-
Net proceeds from (payments of) advances from customers	4,282	(9,688)	1,015	1,064
Payments of bank lines of credit	(6,807)	-	(1,324)	(1,388)
Purchase of own shares	-	-	(4,885)	(5,121)
Proceeds of secondary offering (net of expense of € 3,172)	94,028	-	-	-
Proceeds from minority shareholder	-	-	48	50
Net cash provided by (used in) financing activities	**88,687**	**(11,392)**	**(6,792)**	**(7,121)**
Net increase (decrease) in cash and cash equivalents	70,545	18,279	(19,735)	(20,692)
Effect of changes in exchange rates on cash and cash equivalents	214	378	(1,905)	(1,997)
Cash and cash equivalents at beginning of the year	52,090	122,849	141,506	148,369
Cash and cash equivalents at end of the year	**122,849**	**141,506**	**119,866**	**125,680**

SUPPLEMENTAL DISCLOSURE:				
Cash paid for interest	1,040	833	710	744
Cash paid for income taxes	7,525	2,822	653	685

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands except share data)

	Number of ordinary shares outstanding	Share capital at par value	Capital in excess of par value	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders' equity
	EURO	EURO	EURO	EURO	EURO	EURO
Balance at December 31, 1999	**26,394,425**	**23,955**	**92,749**	**13,778**	**3,154**	**133,636**
Net income	-	-	-	18,467	-	18,467
Exchange rate changes for the year	-	-	-	-	1,612	1,612
Conversion of priority shares to ordinary shares	250	-	-	-	-	-
Conversion of par value from NLG into euro	-	64	(64)	-	-	-
Issuance of shares (net of expense of € 3,172)	5,400,000	4,914	89,114	-	-	94,028
Balance at December 31, 2000	**31,794,675**	**28,933**	**181,799**	**32,245**	**4,766**	**247,743**
Net loss	-	-	-	(16,978)	-	(16,978)
Exchange rate changes for the year	-	-	-	-	1,139	1,139
Reclassification – adjustment for exchange rate changes on sale of affiliated companies realized in net loss	-	-	-	-	(3,602)	(3,602)
Balance at December 31, 2001	**31,794,675**	**28,933**	**181,799**	**15,267**	**2,303**	**228,302**
Net loss	-	-	-	(17,011)	-	(17,011)
Exchange rate changes for the year	-	-	-	-	(5,918)	(5,918)
Purchases of own shares	(896,447)	(816)	(4,069)	-	-	(4,885)
Balance at December 31, 2002	**30,898,228**	**28,117**	**177,730**	**(1,744)**	**(3,615)**	**200,488**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(Amounts in thousands)

	Year ended December 31,			
	2000 EURO	**2001** EURO	**2002** EURO	**2002** USD
Net income (loss)	18,467	(16,978)	(17,011)	(17,836)
OTHER COMPREHENSIVE INCOME (LOSS):				
Foreign currency translation adjustment	1,612	1,139	(5,918)	(6,205)
Adjustment for exchange rate changes on sale of affiliated companies realized in net loss	-	(3,602)	-	-
Comprehensive income (loss)	**20,079**	**(19,441)**	**(22,929)**	**(24,041)**

Accumulated other comprehensive income (loss) consists of:

	Year ended December 31,			
	2000 EURO	**2001** EURO	**2002** EURO	**2002** USD
Foreign currency translation adjustment	4,766	2,303	(3,615)	(3,790)
Accumulated other comprehensive income (loss)	**4,766**	**2,303**	**(3,615)**	**(3,790)**

The accompanying notes are an integral part of these consolidated financial statements.



Notes to the Consolidated Financial Statements

for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized Besi

BE Semiconductor Industries N.V. ("Besi") was incorporated in the Netherlands in May 1995 as a wholly owned subsidiary of AdCapital AG, former Berliner Elektro Holding AG (together with its consolidated subsidiaries, "Berliner Elektro") to serve as the holding company for a worldwide business engaged in the development, production, marketing and sales of back-end equipment for the semiconductor industry. Besi's principal operations are in the Netherlands, Asia, and the United States. Besi operates its business through its subsidiaries Fico B.V. ("Fico"), Meco International B.V. ("Meco") and their respective subsidiaries, Lilogix Inc. d/b/a RD Automation ("RDA") and Laurier Inc. ("Laurier").

On October 1, 1993, Berliner Elektro acquired all the outstanding shares of Fico from a third party for consideration of € 27.2 million (NLG 60 million). This acquisition was accounted for using the purchase method of accounting. At that time, certain tangible and intangible assets were revalued to reflect their fair value. The resulting negative goodwill was allocated proportionally to the acquired non-current assets.

Effective May 1, 1995, Besi acquired all the outstanding shares of Meco from a third party for consideration of € 52.2 million (NLG 115 million). This acquisition was financed through the issuance of € 25 million (NLG 55 million) of share capital (excluding issue expenses) and € 27.2 million (NLG 60 million) short-term intercompany debt (denominated in German marks). This acquisition was accounted for using the purchase method of accounting. At that time, certain tangible and intangible assets were revalued to reflect their fair value.

In April 2000, 18.4 million ordinary shares of Besi were sold to investors through the Euronext (former Amsterdam Stock Exchange), Frankfurt Stock Exchange and Nasdaq Stock Market at a price of € 18.00 (US$ 17.30). Besi sold a total of 5.4 million shares, including the exercise of the underwriters' over-allotment option of 2.4 million shares. Berliner Elektro sold 13 million shares, thereby reducing its ownership of Besi's ordinary shares from approximately 55% to less than 5%. The gross and net proceeds of the offering to Besi were € 97.2 million and € 94.0 million, respectively.

On September 1, 2000, Besi acquired, through one of its subsidiaries, RDA for cash consideration of US$ 21.75 million (€ 24.5 million). Acquisition cost amounted to US$ 1.4 million. RDA designs, develops, markets and services flip chip die attach systems for the semiconductor industry's assembly operations. This acquisition was accounted for using the purchase method of accounting. In connection with this transaction, an allocation of the purchase price was made resulting in certain purchase accounting adjustments.

The purchase price, including acquisition costs, was allocated as follows:

(In thousands)	USD
Net tangible assets	268
Identifiable intangible assets	3,583
In-process research and development	9,983
Goodwill	9,267
	23,101

The identifiable intangible assets include patents and trademarks. The patents and trademarks are amortized over their estimated useful life of 13 years. Effective January 1, 2002, Besi ceased amortizing goodwill, which previously was being amortized over its estimated useful life of 13 years, and instead evaluates for impairment annually in accordance with the Financial Accounting Standards Boards ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and other intangible assets". The acquired in-process research and development ("IPRD") was not considered to have reached technological feasibility and in accordance with generally accepted accounting principles the value of such, calculated based on discounted probable future cash flows, was expensed in the third quarter of 2001 to an amount of US$ 10 million (€ 11.5 million; after tax € 7.1 million). The risk-adjusted discount rate applied was 35%. The pro forma impact of this acquisition on prior year financial information is not significant.

On November 15, 2001, Besi sold its 30% equity interest in Possehl Besi Electronics N.V. ("PBE") to L. Possehl & Co., mbH ("Possehl") for € 18.1 million cash. In connection with this transaction, Besi recorded a loss on disposal of € 4.8 million. This loss is included in equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies in the Consolidated Statements of Operations.

On January 4, 2002, Besi acquired Laurier for cash consideration of US$ 8.9 million. Acquisition cost amounted to US$ 0.5 million. This acquisition was accounted for using the purchase method of accounting. In connection with this transaction, an allocation of the purchase price was made resulting in certain purchase accounting adjustments.

The purchase price, including acquisition costs, was allocated as follows:

(In thousands)	USD
Net tangible assets	1,161
Patents	1,508
Goodwill	6,695
	9,364

The patents are amortized over their estimated useful life of 13 years. The goodwill resulting from the transaction will not be amortized, but will instead be evaluated for impairment in accordance with SFAS No. 142. The pro forma impact of this acquisition on prior year financial information is not significant.

2 Summary of Significant Accounting Principles

Presentation

The accompanying consolidated financial statements include the accounts of BE Semiconductor Industries N.V. and its consolidated subsidiaries (collectively, "the Company"). The Company follows accounting principles generally accepted in the United States of America ("US GAAP").

The Consolidated Financial Statements presented in this Annual Report are prepared in conformity with accounting principles generally accepted in the United States of America. In accordance with these principles, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002 and of that date, goodwill amortization ceased. In accordance with accounting principles generally accepted in the Netherlands, goodwill continued to be amortized. Results in accordance with accounting principles in the Netherlands therefore differ from the results presented in this Annual Report.

The accompanying consolidated financial statements are, solely for the convenience of the reader, also translated into US dollars ("USD" or "US$") using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2002 (€ 1.00 = US$ 1.0485). Such translations should not be construed as representations that the euro amounts could be converted into US dollars at that or any other date. All euro and US dollars are expressed in thousands, unless otherwise stated.

Principles of Consolidation

As of December 31, 2002, the following subsidiaries are included in the accompanying Consolidated Financial Statements:

Name	Location	Percentage of ownership
BE Semiconductor Industries USA, Inc.	Wilmington, Delaware, USA	100%
Fico B.V.	Duiven, the Netherlands	100%
Fico Molding Systems B.V.	Herwen, the Netherlands	100%
Fico Trim & Form Integration Systems B.V.	Duiven, the Netherlands	100%
Fico Tooling B.V.	Duiven, the Netherlands	100%
Fico Tooling Leshan Company Ltd.	Leshan, China	87%
Fico Asia SDN. BHD.	Shah Alam, Malaysia	100%
Fico America Inc.	Chandler, Arizona, USA	100%
ASM Fico (F.E.) SDN. BHD.	Kuala Lumpur, Malaysia	99.9%[1)]
Fico Korea Ltd.	Seoul, Korea	100%
Fico Hong Kong Ltd.	Hong Kong, China	100%
Nihon Fico Ltd.	Tokyo, Japan	100%
Fico Sales & Service Pte. Ltd.	Singapore	100%
Meco International B.V.	Drunen, the Netherlands	100%
Meco Equipment Engineers B.V.	Drunen, the Netherlands	100%
Meco Japan Co. Ltd.	Tokyo, Japan	100%
Meco Equipment Engineers Inc.	Rock Hill, South Carolina, USA	100%
Meco Equipment Engineers (Far East) Pte Ltd.	Singapore	100%
Lilogix Inc. (d/b/a RD Automation)	Londonderry, New Hampshire, USA	100%
Laurier Inc.	Londonderry, New Hampshire, USA	100%

1) The Company has a 100% beneficial ownership.

The balance sheets of the Company's foreign subsidiaries are translated at the year-end exchange rate and the income statements of the foreign subsidiaries are translated at the average rate of exchange prevailing during the period. Translation differences arising from the consolidation of the financial statements of foreign subsidiaries are recorded directly to accumulated other comprehensive income (loss).

All significant intercompany profit, transactions and balances have been eliminated in consolidation.

Derivative Financial Instruments

In accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities, an Amendment of SFAS 133", which the Company adopted on January 1, 2001, all derivative financial instruments are carried in the Consolidated Balance Sheets at fair value.

Using qualifying criteria defined in SFAS No. 133 and 138, derivative instruments are designated and accounted for as either a hedge of exposure to the change in fair value of a recognized asset or liability or unrecognized firm commitment (fair value hedge), or a hedge of the exposure to variability in the cash flows of a recognized asset or liability, or forecasted transaction (cash flow hedge). For a fair value hedge, the gain or loss (both the effective and ineffective portions) relating to the change in fair value of the derivative instrument is recognized in earnings in the period of change, together with the gain or loss on the hedged item attributable to the hedged risk. For a cash flow hedge, gains and losses relating to changes in the fair value of the derivative instrument that are highly effective are initially recorded in accumulated other comprehensive income or loss and subsequently reclassified into earnings when the underlying hedged item affects earnings. The ineffective portion of cash flow hedges is recognized in earnings immediately. During 2002, the derivative instruments used by the Company all qualify as fair value hedges. The Company does not use derivative financial instruments for trading or speculative purposes.

The Company uses forward foreign currency exchange contracts to hedge certain firm commitments denominated in foreign currencies. The terms of the currency instruments used are consistent with the timing of the firmly committed transactions being hedged. The purpose of the Company's foreign currency management activity is to protect the Company from changes in fair value of foreign currency denominated transactions that may be adversely affected by changes in exchange rates.

Foreign Currency

Foreign currency transactions are recorded at the exchange rate at the date of origin or at a forward contract rate if hedged through a related forward foreign currency exchange contract. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, taking into account applicable hedge accounting requirements. Realized exchange rate differences are recorded in the Consolidated Statements of Operations in selling, general and administrative expenses.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with an original maturity date at the date of acquisition of three months or less.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Balances which are over 90 days past due and exceed a specific amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market price at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in cost of sales as gains or losses.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based on the following estimated useful lives:

Category	**Estimated useful life**
Buildings	15 - 30 years
Leasehold improvements [1]	5 - 10 years
Machinery and equipment	2 - 10 years
Office furniture and equipment	3 - 10 years

[1] Leasehold improvements are amortized over the shorter of the lease term or economic life of the asset.

Leases

Assets acquired under capital leases are included in the balance sheet at the present value of the minimum future lease payments and are depreciated over the shorter of the lease term or their estimated economic lives. A corresponding liability is recorded at the inception of the capital lease and the interest element of capital leases is charged to interest expense.

Long-lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows. An impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell and depreciation ceases.

Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Goodwill and Intangible Assets

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and through December 31, 2001 was being amortized by the straight-line method. The amortization of the goodwill from the Meco acquisition (13 years) and the RDA acquisition (13 years), was based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. Goodwill was assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. As of January 1, 2002, goodwill is no longer amortized, but is required to be evaluated for impairment at least annually in accordance with SFAS No. 142. The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco, RDA and Laurier and 16 years for Fico as determined by an independent valuation at the date of acquisition.

The Company adopted the provisions of SFAS No. 141, "Business combinations" as of July 1, 2001 and SFAS No. 142 as of January 1, 2002. Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 and determined to have an indefinite useful life are not amortized, but will continue to be evaluated for impairment annually in accordance with SFAS No. 142.

In connection with the transitional goodwill impairment evaluation, Statement No. 142 required the Company to perform an assessment of whether there was an indication that goodwill, and equity-method goodwill, is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002.

The Company was required to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount within six months of January 1, 2002. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the second step of the transitional impairment test had to be performed. In the second step, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, must be compared to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. See further discussion of the goodwill transitional impairment tests and annual impairment tests in Note 7.

Investment in Affiliated Companies

Investment in unconsolidated affiliated companies, where the Company exercises significant influence (generally a voting share of 20%-50%), are accounted for under the equity method. Investment in affiliated companies also includes goodwill relating to the investment.

Income Taxes

The Company applies SFAS No. 109 "Accounting for Income Taxes", which requires the asset and liability method of accounting for taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized.

Revenue Recognition

Shipment of products occurs after a customer accepts the product at the Company's premises.

Advance payments received from customers are recorded as a liability until the products have been shipped.

The Company recognizes revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products have been transferred to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against the Company is to enforce the Company's obligations relating to installation, which is considered inconsequential, and warranty.

Operating expenses and other income and expense items are recognized in the Consolidated Statements of Operations as incurred or earned.

Warranty Expense

The Company records a liability for estimated warranty expense when corresponding sales revenue is recognized, that is, at the time of shipment. The amount recorded is based on a history of actual costs incurred and on estimated probable costs related to such current sales.

Research and Development

Research and development costs are charged to expense when incurred. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which such subsidy or credit relates, occurs. Technical development credits (Technische Ontwikkelingskredieten or "TOKs") received from the Netherlands government to offset the costs of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales revenue and are charged to research and development expenses. No repayment is required if such sales do not occur (see Note 19).

Pension Costs

Pension plans are funded with insurance companies based on a defined contribution plan. The Company has no other liability regarding pensions other than payment of annual premiums, which are charged against earnings.

Stock Options

The Company applies Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-

Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 were applied. The stock-based employee compensation plans are described more fully in Note 15. The Company accounts for those plans under the recognition and measurement principles of APB No. 25 and related Interpretations. No stock-based employee compensation cost is reflected in net income (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No. 123. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	2000 EURO	**2001** EURO	**2002** EURO
Net income (loss) as reported	18,467	(16,978)	(17,011)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(729)	(1,040)	(1,407)
Add: Stock-based compensation expense included in net income (loss), net of related tax effect	-	-	-
Pro forma net income (loss)	**17,738**	**(18,018)**	**(18,418)**
BASIC EARNINGS (LOSS) PER SHARE:			
As reported	0.61	(0.53)	(0.54)
Pro forma	0.59	(0.57)	(0.59)
DILUTED EARNINGS (LOSS) PER SHARE:			
As reported	0.61	(0.53)	(0.54)
Pro forma	0.58	(0.57)	(0.59)

Concentration of Credit Risk

A relatively small number of customers account for a significant percentage of the Company's net sales. The loss of a major customer or any reduction in orders by such customers, including reductions due to market or competitive conditions, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success will depend in part upon its ability to obtain orders from new customers, as well as the financial condition and success of its customers and the worldwide economy in general.

The Company's customers consist of semiconductor manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for doubtful accounts based on an assessment of the collectibility of such accounts.

Earnings per Share

Basic earnings per share have been computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share have been computed using the weighted average number of ordinary shares and equivalents (representing the dilutive effect of stock options) outstanding during the period.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that the Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company adopted SFAS No. 143 on January 1, 2003 and the adoption did not have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted SFAS No. 144 effective January 1, 2002 and the adoption did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." In rescinding FASB Statement No. 4 and FASB No. 64, FASB No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, however, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they meet the criteria of paragraph 20 of APB 30, Reporting the results of operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, the Statement amends SFAS No. 13 to eliminate an inconsistency between the accounting for sale and leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The standard is effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Exit or Disposal Activities" which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The standard will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003 and the adoption did not have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter "the Interpretation"), which addresses, among other things, the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to be ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company has adopted the disclosure requirements of the Interpretation as at December 31, 2002 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In November 2002, the EITF issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (i) the delivered item(s) has value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered item(s), (iii) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative effect adjustment in accordance with APB Opinion 20, "Accounting Changes". If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company believes that the adoption of EITF 00-21 will not have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure" - an amendment of FASB statement No. 123. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports, containing financial statements for interim periods beginning after December 15, 2002. The Company has adopted the annual disclosure requirements of SFAS No.148 in the Consolidated Financial Statements.

3 Accounts Receivable

Accounts receivable, net consist of the following:

	December 31,	
	2001 EURO	**2002** EURO
Accounts receivable	35,580	31,150
Allowance for doubtful accounts	(4,502)	(2,912)
Total accounts receivable, net	**31,078**	**28,238**

A summary of activity in the allowance for doubtful accounts is as follows:

	2001 EURO	**2002** EURO
Balance at January 1,	2,524	4,502
Provision (release) for allowance for doubtful accounts	2,014	(1,364)
Addition due to acquisition of subsidiary	-	52
Accounts receivable written off	(36)	(173)
Foreign currency translation	-	(105)
Balance at December 31,	**4,502**	**2,912**

4 Inventories

Inventories, net consist of the following:

	December 31,	
	2001 EURO	**2002** EURO
Precious metals	14	20
Raw materials	9,146	12,106
Work in progress	18,111	18,142
Finished goods	2,039	3,156
Total inventories, net	**29,310**	**33,424**

A summary of activity in the allowance for obsolescence is as follows:

	2001 EURO	**2002** EURO
Balance at January 1,	3,713	5,950
Provision for loss on obsolete inventory	2,541	707
Addition due to acquisition of subsidiary	-	215
Inventory written off	(315)	(1,437)
Foreign currency translation	11	(237)
Balance at December 31,	**5,950**	**5,198**

5 Other Current Assets

Other current assets consist of the following:

	December 31,	
	2001 EURO	**2002** EURO
VAT receivables	917	2,233
Income taxes	238	2,242
Subsidies and development credits receivable	190	158
Interest to receive	145	875
Deposits	234	197
Prepaid expenses	917	1,028
Deferred tax assets	1,371	389
Other	1,075	565
Total other current assets	**5,087**	**7,687**

6 Property, Plant and Equipment

Property, plant and equipment, net consist of the following:

	Land, buildings and leasehold improvements	Machinery and equipment	Office furniture and equipment	Assets under construction	Total
	EURO	EURO	EURO	EURO	EURO
BALANCE AT JANUARY 1, 2002:					
Cost	21,872	23,586	16,548	492	62,498
Accumulated depreciation	(5,838)	(15,296)	(12,898)	-	(34,032)
Property, plant and equipment, net	**16,034**	**8,290**	**3,650**	**492**	**28,466**
CHANGES IN BOOK VALUE IN 2002:					
Investments	39	1,500	1,251	2,113	4,903
Disposals	(5,497)	(99)	(177)	-	(5,773)
Depreciation	(637)	(1,849)	(1,649)	-	(4,135)
Acquisition of subsidiary	-	45	214	-	259
Foreign currency translation	(253)	(200)	(125)	(39)	(617)
	(6,348)	**(603)**	**(486)**	**2,074**	**(5,363)**
BALANCE AT DECEMBER 31, 2002:					
Cost	14,759	24,687	16,748	2,566	58,760
Accumulated depreciation	(5,073)	(17,000)	(13,584)	-	(35,657)
Property, plant and equipment, net	**9,686**	**7,687**	**3,164**	**2,566**	**23,103**

The Company has obligations under various capital and operating leases, primarily for land and buildings, manufacturing and office facilities and equipment.

Assets under capital leases included in property, plant and equipment consist of the following:

	December 31,	
	2001 EURO	**2002** EURO
Land and buildings	9,453	9,453
Machinery, equipment and office furniture	241	215
Accumulated depreciation	(1,323)	(1,588)
Total	**8,371**	**8,080**

The legal ownership of the assets under capital leases lies at a third party, however, the Company maintains economic ownership.

As of December 31, 2002, the Company had contractual purchase obligations amounting to € 7.5 million, primarily for the construction of manufacturing facilities and purchase of machinery, tools, equipment and office facilities.

7 Goodwill, Patents and Trademarks

As of January 1, 2002, the Company adopted SFAS No. 142 and SFAS No. 144. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and intangible assets with indefinite lives. SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of the adoption of SFAS No. 142, goodwill amortization ceased as of January 1, 2002.

The Company reviewed its business and determined that there are four reporting units to be reviewed for impairment in accordance with the standard – the reporting units were: packaging equipment, plating and singulation equipment, flip chip die attach equipment and die sorting equipment. Upon adoption of SFAS No. 142 in the first quarter of 2002, the Company completed the required transitional impairment testing of goodwill, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective January 1, 2002.

The Company has determined that its annual test for impairment of goodwill will take place at the end of the fourth quarter of each year, which coincides with the completion of its annual forecasting process. In the third quarter of 2002, the Company consolidated its flip chip die attach equipment business and die sorting equipment business into a single reporting unit, die handling equipment. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions, the Company has revised its earnings forecasts for each of its business units that were tested for impairment in the fourth quarter of fiscal year 2002. As a result, the Company recognized a goodwill impairment loss of € 3,302 in the die handling equipment reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

The Company does not have any identifiable assets with indefinite lives.

The following table outlines the components of goodwill, patents and trademarks at December 31, 2002 after adoption of the standard and recognition of the goodwill impairment:

	Goodwill	Patents	Trademarks	Total
	EURO	EURO	EURO	EURO
BALANCE AT JANUARY 1, 2002:				
Cost	17,890	34,223	838	52,951
Accumulated amortization	(4,865)	(16,270)	(86)	(21,221)
Goodwill, Patents and Trademarks	**13,025**	**17,953**	**752**	**31,730**
CHANGES IN BOOK VALUE IN 2002:				
Acquisition of subsidiary	8,161	1,685	-	9,846
Amortization	-	(2,531)	(60)	(2,591)
Goodwill impairment	(3,302)	-	-	(3,302)
Foreign currency translation	(3,194)	(652)	(111)	(3,957)
	1,665	**(1,498)**	**(171)**	**(4)**
BALANCE AT DECEMBER 31, 2002:				
Cost	22,690	35,172	708	58,570
Accumulated amortization	(8,000)	(18,717)	(127)	(26,844)
Goodwill, Patents and Trademarks	**14,690**	**16,455**	**581**	**31,726**

Aggregate amortization expense for the year ended December 31, 2002 was € 2.6 million. Estimated amortization expense for each of the next five years is € 2.6 million per year.

The following table reflects the impact that SFAS No. 142 would have had on net loss and loss per ordinary share if it had been adopted at the beginning of 2001:

	Year ended December 31,	
	2001	**2002**
	EURO	EURO
Reported net loss	(16,978)	(17,011)
Ceased goodwill amortization	1,062	-
Adjusted net loss	**(15,916)**	**(17,011)**
Reported loss per share – basic and diluted	(0.53)	(0.54)
Ceased goodwill amortization	0.03	-
Adjusted loss per share – basic and diluted	**(0.50)**	**(0.54)**

The Company sold its 30% equity interest in PBE on November 15, 2001, for € 18.1 million cash. As a result, the investment in affiliated companies as of December 31, 2001 and 2002 is nil.

The Company's equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies consists of the 30% interest of the company in the results of PBE:

	Year ended December 31, 2000 EURO	January 1 to November 15, 2001 EURO
Equity in earnings (loss) of affiliated companies	6,330	(10,372)
Amortization of goodwill	(1,299)	(1,137)
Loss on sale of affiliated companies	-	(4,805)
Equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies, net	**5,031**	**(16,314)**

The loss on sale of affiliated companies of PBE included the reversal of the portion of the cumulative translation adjustment component of shareholders' equity relating to the investment in PBE, which reduced the loss by € 5.3 million.

The following table presents condensed financial information of results of operations of PBE.

	Year ended December 31, 2000 EURO	January 1 to November 15, 2001 EURO
Net sales	253,112	155,916
Gross profit	66,075	16,944
Operating income (loss)	29,350	(31,013)
Net income (loss) before minority interest	22,957	(34,216)
Net income (loss)	21,100	(34,572)

In December 2001, subsequent to the sale of the Company's 30% interest in PBE on November 15, 2001, the Board of Directors of PBE announced a change in accounting principle. This change, relating to the depreciation method of certain fixed assets, resulted in a one-time charge of € 5.8 million in the results of PBE in 2001. PBE has, in compliance with US GAAP, disclosed the impact of this accounting change as a cumulative effect of a change in accounting principle computed as of January 1, 2001. Also, as required by US GAAP, the results of operations of PBE for its fiscal year ended December 31, 2001, were prepared on the basis of the newly adopted accounting principle.

Subsequent to the sale of its 30% interest in PBE, the Company no longer had any representation on the Board of Directors of PBE nor any other rights or responsibilities regarding PBE. As a result, PBE's December 2001 change in accounting principle is treated as a post-disposal subsequent event and the Company's proportionate share of this change has not been included in the Consolidated Statements of Operations.

The Company's proportionate share in the results of PBE in the accompanying financial statements is presented on the basis of PBE's former accounting principle. The inclusion of the impact of this change in accounting principle in the consolidated financial statements of the Company would not affect the net income (loss) of the Company for the year 2001, as the Company sold its 30% interest in PBE on November 15, 2001, and accordingly, the impact of the change in accounting principle would have resulted in an equal and offsetting adjustment in the loss on the sale of PBE recorded by the Company.

Although the Company was not required to retroactively adjust its 30% share of the net loss of PBE for 2001 and the amount of the loss on the sale of its investment in PBE since the decision to change the accounting principle was made by PBE subsequent to the disposal date, the following schedule discloses the impact that the change would have otherwise had on the previously issued quarterly results of the Company.

UNAUDITED

	First quarter **2001** EURO	Second Quarter **2001** EURO	Third Quarter **2001** EURO	Fourth Quarter **2001** EURO	Total **2001** EURO
The Company's 30% share in loss of PBE as reported	(265)	(5,645)	(2,317)	(2,145)	(10,372)
30% Share of the cumulative effect of change in accounting principle	(1,226)	-	-	-	(1,226)
30% Share of the impact of newly adopted accounting principle	(145)	(145)	(145)	(73)	(508)
The Company's 30% share in loss of PBE including effect of change in accounting principle	**(1,636)**	**(5,790)**	**(2,462)**	**(2,218)**	**(12,106)**

As described above, the sum of the Company's 30% share of PBE's cumulative effect of change in accounting principle and the 2001 impact of the newly adopted accounting principle of € 1.7 million would have resulted in an equal and offsetting adjustment in the loss on the sale of PBE at November 15, 2001.

The following table summarizes related party transactions with PBE:

	Year ended December 31, **2000** EURO	January 1 to November 15, **2001** EURO
Sales	9,199	3,486
Purchases	1,378	270

The items giving rise to the deferred tax assets (liabilities), net were as follows:

	December 31,	
	2001 EURO	**2002** EURO
DEFERRED TAX ASSETS		
- Operating loss carry forwards	1,643	3,398
- Intercompany interest	-	1,672
- Intangible assets	4,871	3,206
- Inventories	192	724
- Provisions	123	672
- Other items	303	133
Total deferred tax assets, gross	**7,132**	**9,805**
- Valuation allowance	(1,677)	(8,859)
Total deferred tax assets, net	**5,455**	**946**
DEFERRED TAX LIABILITIES		
- Intangible assets	(5,109)	(4,811)
- Other items	(317)	(3)
Total deferred tax liabilities	**(5,426)**	**(4,814)**
Total deferred tax assets (liabilities)	**29**	**(3,868)**
DEFERRED TAX ASSETS		
- Current	1,371	389
- Non-current	4,084	557
	5,455	**946**
DEFERRED TAX LIABILITIES		
- Current	(742)	(775)
- Non-current	(4,684)	(4,039)
	(5,426)	**(4,814)**
Total deferred tax assets (liabilities)	**29**	**(3,868)**

The deferred tax assets for operating loss carry forwards are related to the US and Japanese operations of the Company. Under applicable US tax law, the carry forwards related to the Company's US operating losses of € 9.6 million expire during the periods of 2010 through 2022. The carry forwards related to the Company's Japanese operating losses amounting to € 1.6 million expire during the periods of 2003 through 2007.

The net change in the total valuation allowance for the year ended December 31, 2000 was a decrease of € 54, principally due to the release of the provision for Meco's Japanese subsidiary. This release was due to the evaluation of the subsidiary's anticipated profitability over the period of years that taxable income is expected to be generated to realize the benefit of these tax assets. The net change in the total valuation allowance for the year ended December 31, 2001 and 2002 was an increase of € 516 and € 7,182, respectively, principally due to uncertainty regarding the realization of the deferred tax assets of the Company's US and Japanese subsidiaries through future taxable income.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, the Company recorded a charge of € 6.0 million to establish a valuation allowance against its deferred tax asset consisting primarily of US net operating loss carryforwards and temporary differences. The Company determined that the valuation allowance was required based on recent US tax losses, which were given substantially more weight than forecasts of future profitability in the Company's evaluation of whether it is more likely than not that the US net operating loss carryforwards will be realized. Until the Company utilizes these US operating loss carryforwards, its income tax provision will reflect mainly domestic taxation.

The deferred tax liabilities for intangible assets relate to temporary differences of intangible assets of Fico, Meco and Laurier.

10 Short-term Debt

Short-term debt consists of the following:

	December 31,	
	2001	2002
	EURO	EURO
Current portion of long-term debt and capital leases	1,648	1,228
Total short-term debt	**1,648**	**1,228**

At December 31, 2002, Fico had credit facilities of € 7,487 with ING Bank and € 6,353 with ABN AMRO Bank to meet working capital needs. At December 31, 2001 and 2002, no borrowings were outstanding under the revolving credit facilities, however, the amount that was available to be drawn under the lines was reduced by nil and € 161 respectively, in outstanding bank guarantees. The credit facility agreements include covenants requiring Fico to maintain certain financial ratios.

At December 31, 2002, Meco had credit facilities of € 5,899 with SNS Bank Nederland N.V. and € 4,538 with F. van Lanschot Bankiers N.V. to meet working capital needs. At December 31, 2001 and 2002, no borrowings were outstanding under the revolving credit facilities, however, the amount that was available to be drawn under the lines was reduced by € 90 and € 162, respectively, in outstanding bank guarantees and € 579 and € 1,001, respectively, for foreign exchange contracts and check payments facilities. The credit facility agreements include covenants requiring Meco to maintain certain financial ratios.

The Company was in compliance with, or had received waivers for, all credit line covenants at December 31, 2001 and 2002.

11 Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,	
	2001 EURO	**2002** EURO
Advances from customers	3,040	4,234
Warranty provision	3,102	2,446
Income taxes	298	32
Other taxes and social security	797	516
Salaries and payroll related items	3,764	3,272
Accrued commissions	720	1,024
Development credits payable	1,081	528
Restructuring	5,487	1,281
Deferred tax liabilities	742	775
Other	3,661	3,164
Total accrued liabilities	**22,692**	**17,272**

A summary of activity in the warranty provision is as follows:

	2001 EURO	**2002** EURO
Balance at January 1,	4,529	3,102
Provision for loss on warranty	929	853
Addition due to acquisition of subsidiary	-	127
Cost for warranty	(2,360)	(1,613)
Foreign currency translation	4	(23)
Balance at December 31,	**3,102**	**2,446**

12 Restructuring Charges

In the second, third and fourth quarters of 2001, the Company adopted restructuring plans that included a total reduction of its global workforce (including temporary workers) by approximately 26%. These actions were necessitated by the semiconductor industry downturn that has resulted in a significant reduction in new orders received by the Company. These actions were taken (i) to better align the Company's cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. In 2001, the Company recorded pre tax restructuring charges of € 8.3 million (€ 5.5 million after tax) in connection with this reduction in workforce.

In the third quarter of 2002, the Company relocated its flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with its die sorting activities to form a single Die Handling Systems business unit. Furthermore, in the fourth quarter of 2002, the Company adopted a restructuring plan that reduced the workforce of its Die Handling Systems business unit by approximately 28%. The Company recorded a one-time pre-tax restructuring charge of € 0.8 million (€ 0.6 million after tax) in connection with this relocation and reduction in workforce at its Die Handling Systems' business.

Changes in the restructuring reserve were:

	EURO
Restructuring reserve as of January 1, 2002	**5,487**
Second quarter 2002 releases	(1,201)
Second quarter 2002 additions	1,205
Third quarter 2002 additions	400
Fourth quarter 2002 additions	386
Impairment assets	(107)
Cash payments in 2002	(4,889)
Restructuring reserve as of December 31, 2002	**1,281**

The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The releases mainly relate to social security expenses and disabled personnel included for which we were not obliged to pay. The additions to the restructuring reserve in the second quarter of 2002 related to higher than expected severance cost and later than expected final employment terminations.

The additions in the third quarter of 2002 mainly relate to severance payments for the reduction in workforce in the United States and relocation cost. The additions in the fourth quarter of 2002 relate to severance payments for the further reduction in workforce in the United States. Total remaining cash outlays for restructuring activities are expected to be € 1.3 million, which primarily will be expended during 2003.

13 Deferred Gain on Sale and Lease Back

On June 28, 2002, the Company sold the land and buildings of one of its subsidiaries in a sale and lease back transaction for € 6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled € 6.9 million and the net book value of this real estate amounted to € 5.4 million. The Company's gain on this transaction of € 1.1 million will be amortized and netted against rental expenses over the twelve and a half-year term of the operating lease. Gross rental expenses total € 0.6 million per annum.

The total deferred gain on the sale and lease back as of December 31, 2002 amounts to € 1,012.

14 Long-term Debt and Capital Leases

	December 31, 2001 EURO	December 31, 2002 EURO
A. Long-term loan from De Nationale Investerings Bank N.V. ("NIB"), fixed interest rate at 8.85%	1,906	1,270
B. Subordinated debt, fixed interest rate at 9.125%	969	320
C. Capital lease of property Duiven, the Netherlands, Interest rate Interbancair rate + 0.9% (Interest rate at 4.45% at December 31, 2002)	7,711	7,450
Capital leases at various interest rates	102	-
	10,688	**9,040**
Less: current portion	(1,648)	(1,228)
Total long-term debt and capital leases	**9,040**	**7,812**

A. Principal payments of € 159 are due quarterly and commenced on March 20, 2000. This term loan includes covenants requiring Fico to maintain certain financial ratios and to meet other non-financial requirements. The Company was in compliance with all applicable covenants at December 31, 2001 and 2002.

B. Principal payments in semi-annual installments of € 324 are made on this loan. The loan matures in January 2003 and is subordinated to present and future creditors. All present and future majority owned subsidiaries of Meco in the Netherlands and abroad are jointly and severally liable and 90% of the loan has been guaranteed by the Government of the Netherlands. In agreement with the NIB, the Company has paid two additional installments of € 324 in 2000, each together with the original installments. Unless otherwise approved by NIB, dividends and other distributions of profit can only be declared as long as shareholders' equity exceeds 35% of Meco's consolidated assets. Such dividends may be distributed out of the cash flow of the prior financial year. In the case of a merger or acquisition of the debtor, the NIB is entitled to request full repayment of the outstanding balance.

C. The Company leases a building in Duiven, the Netherlands. The lease commenced in July 1997 and has a term of 15 years. The lease payment includes a variable interest rate component and is € 155 per quarter as of December 31, 2002. After 15 years the Company has the right to buy the building for € 5.1 million.

Aggregate required principal payments due on long-term debt and capital leases are as follows:

	Long-term debt EURO	Capital lease EURO
2003	955	600
2004	635	600
2005	-	600
2006	-	600
2007	-	600
2008 and thereafter	-	6,997
Total	**1,590**	**9,997**
Less: imputed interest		(2,547)
Less: current portion of capitalized lease obligation		(273)
Non-current portion of capitalized lease obligation		**7,177**

Pension Plans

BE Semiconductor Industries N.V. and its Dutch subsidiaries have defined contribution plans, which provide retirement benefits that cover substantially all employees. The Company has no continuing obligations other than the annual contributions. Aggregate pension plan contributions were € 3,615 in 2000, € 3,855 in 2001 and € 3,425 in 2002.

The Company's US, Malaysian, Korean and Japanese subsidiaries have retirement plans that are integrated with and supplement the governmental benefits provided in the laws of the United States of America, Malaysia, Korea and Japan, respectively.

Employee Stock Option Plans

In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company may issue 1,250,000 ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 1995 Plan Shares can consist, in whole or in part, of unauthorized and unissued shares or treasury shares. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to executive officers and senior employees of the Company. Options granted between 1995 and 1998 to Dutch employees and officers vested in full on the date of grant. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices, which were equal to the market price of the Company's ordinary shares on the date of grant.

In 2001, the Company established the BE Semiconductor Industries Incentive plan 2001 – 2005 (the "Incentive Plan 2001"). The total of ordinary shares ("2001 Plan Shares") that may be issued under the Incentive Plan 2001, shall not exceed 1.5% per year of the total ordinary shares outstanding, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued shares or treasury shares. The Company anticipates that it will, on an annual basis, make awards under the Incentive Plan 2001 to executive officers and senior employees of the Company. Options granted in 2002 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price ordinary shares on the date of grant.

In the years 2000, 2001 and 2002, the Company granted stock options to all of its employees. The options granted vest after three years and have exercise prices equal to the market price of the Company's ordinary shares on the date of grant. For all options granted in 2001 and 2002, except options granted under the Incentive Plan 2001, upon employee exercise, the Company is required to sell the employee's exercised shares at market value on the exercise date and pay the cash proceeds to the related employee, less the total employee cost to exercise the related options. These options are reported as variable stock options. All other options granted by the Company are reported as fixed stock options.

The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the fixed stock options granted. Additionally, no compensation cost was recognized for the variable stock options granted in 2001 and 2002 due to the Company's ordinary share market value.

Financing of Stock Option Plans

Option plans that were issued in 1999 and 2000 were constructed with a virtual financing arrangement whereby Besi financed the fiscal value of the options granted to employees subject to the Dutch tax-regime. The loans issued under this arrangement are repayable to Besi on the exercised date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the respective loans are forgiven. Besi accrues a liability for the respective fiscal implication of this arrangement.

Following is a summary of changes in Besi options:

	2000		2001		2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		EURO		EURO		EURO
FIXED OPTION PLANS						
Outstanding, beginning of year	310,019	9.40	597,186	13.18	821,896	11.90
Options granted	436,147	14.52	253,066	9.51	223,337	9.32
Options expired	(131,980)	9.50	-	-	(51,692)	11.28
Options forfeited	(17,000)	7.03	(28,356)	11.90	(64,446)	10.90
Outstanding, end of year	**597,186**	**13.18**	**821,896**	**12.10**	**929,095**	**11.56**
Exercisable, end of year	**155,172**	**11.54**	**181,284**	**12.12**	**190,798**	**11.74**
VARIABLE OPTION PLANS						
Outstanding, beginning of year	-	-	-	-	67,983	9.55
Options granted	-	-	73,786	9.55	67,627	8.94
Options forfeited	-	-	(5,803)	9.55	(12,900)	9.44
Outstanding, end of year	-	-	**67,983**	**9.55**	**122,710**	**9.23**
Exercisable, end of year	-	-	-		-	

Stock options outstanding and exercisable at December 31, 2002:

	Options outstanding			Options exercisable	
RANGE OF EXERCISE PRICE	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price in EURO	Number of options	Weighted average exercise price in EURO
FIXED OPTION PLANS					
€ 6.35	37,200	2.33	6.35	37,200	6.35
€ 7.70 - € 9.80	505,250	4.22	9.42	-	-
€ 10.05 - € 11.28	110,598	2.22	10.18	53,598	10.05
€ 14.65 - € 17.90	276,047	3.43	16.72	100,000	14.65
VARIABLE OPTION PLANS					
€ 7.70 - € 9.80	122,710	4.33	9.23	-	-

The fair value of the Company's option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, vesting after three years and the following weighted average assumptions:

	2000	2001	2002
Expected life (years)	5.6	5.8	5.7
Expected stock price volatility	52.8%	54.1%	55.2%
Risk-free rate	5.2%	5.0%	4.9%

The per share weighted average fair value of options granted during 2000, 2001 and 2002 was € 8.10, € 5.40 and € 5.30, respectively.

16 Share Capital

As of December 31, 2001 and December 31, 2002, the Company's authorized capital consisted of 55,000,000 ordinary shares, nominal value of € 0.91 per share, and 55,000,000 preference shares, nominal value € 0.91 per share. At December 31, 2001 and December 31, 2002, 31,794,675 and 30,898,228 ordinary shares, respectively were outstanding. No preference shares were outstanding at December 31, 2001 and December 31, 2002.

On September 17, 2002, the Company announced that it had adopted a plan to repurchase up to 1,000,000 of its ordinary shares from time to time to partially fund its stock-based employee benefit and incentive plans. As of December 31, 2002, the Company had repurchased 896,447 ordinary shares at an average price of € 5.45 per share under this repurchase program.

17 Financial Instruments

Foreign Exchange

Due to the international scope of the Company's operations, the Company is exposed to the risk of adverse movements in foreign currency exchange rates. The Company is primarily exposed to fluctuations in the value of the euro against the US dollar and dollar-linked currencies, since approximately 37% of the Company's sales are denominated in US dollar and dollar-linked currencies.

The Company seeks to protect itself from adverse movements in foreign currency exchange rates by hedging firmly committed sales contracts, which are denominated in US dollars or Japanese yen through the use of forward foreign currency exchange contracts. In addition, the Company also uses forward foreign currency exchange contracts to hedge accounts receivable that are denominated in a foreign currency. During 2001 and 2002, the Company did not have any derivative financial instruments that were held for trading or speculative purposes or that qualify as cash flow hedges. Forward exchange contracts used to hedge the foreign currency exposure resulting from assets and liabilities denominated in currencies other than the functional currency are accounted for as fair value hedges.

The Company has exposure to credit risk to the extent that the counterparty to the transaction fails to perform according to the term of the contract. The amount of such credit risk, measured as the fair value of all forward foreign currency exchange contracts that have a positive fair value position, was € 79 and € 658 at December 31, 2001 and 2002, respectively. The Company believes that the risk of significant loss from credit risk is remote because it deals with credit-worthy financial institutions. The Company does not, in the normal course of business, demand collateral from the counterparties.

The following is a summary of the Company's forward foreign currency exchange contracts:

	December 31,	
	2001 EURO	**2002** EURO
To sell US dollars for euro	6,884	8,898
To buy euro for Japanese yen	336	-

At December 31, 2001 and 2002, unrealized gains on forward foreign currency exchange contracts that were designated as a hedge of firmly committed transactions amounted to € 10 and € 685, respectively.

Fair Value of Financial Instruments

The book value of the Company's on-balance-sheet financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, approximate their fair value due to the short maturity of those instruments and to the fact that interest rates are floating or approximate the rates currently available to the Company.

The fair value of the Company's forward foreign currency exchange contracts, which are estimated using pricing models based on the discounted cash flow method, had a negative value of € 4 at December 31, 2001 and a positive value of € 658 at December 31, 2002, respectively.

Foreign currency losses amounted to € 94, € 69 and € 294 for the years ended December 31, 2000, 2001 and 2002, respectively, and are reported as part of selling, general and administrative expenses.

18 Commitments and Contingencies

The Company leases certain facilities and equipment under operating leases. As of December 31, 2002, the required minimum lease commitments were as follows:

	EURO
2003	1,826
2004	1,188
2005	761
2006	711
2007	676
2008 and thereafter	4,959
Total	**10,121**

Committed rental expense was € 1.8 million, € 1.6 million and € 9.1 million as of December 31, 2000, 2001 and 2002, respectively. In addition, the Company has an unconditional obligation related to the purchase of equipment and hiring of specific external technical staff totaling € 1.9 million as of December 31, 2002. Furthermore, the Company had contractual purchase obligations relating to the construction of manufacturing facilities and purchase of machinery and tools of € 7.5 million at December 31, 2002.

Lease and rental expenses amounted to € 1.1 million, € 1.7 million and € 1.8 million for the years ended December 31, 2000, 2001 and 2002.

19 Research and Development Credits

The Company receives subsidies and credits for research and development from various governmental sources.

In 1994, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of automated molding systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was 6% in 1999 and 8.5% in 2000 and thereafter. Actual and contingent amounts repayable accrue interest. The interest rate was 6.15% between 1994 and 2002. The remaining amount (including interest) contingently repayable was € 4,632 and € 4,547 at December 31, 2001 and 2002, respectively. The amounts reflected in accrued liabilities at December 31, 2001 and 2002, with respect to sales of automated molding systems, were € 868 and € 425 respectively.

In 1996, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of trim and form systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was 6% in 1999 and 8.5% in 2000 and thereafter. Furthermore, 40% of sales of the prototype and related assets, to which the aid was related, are contingently repayable. Actual and contingent amounts repayable accrue interest. The interest rate was 6.3% between 1997 and 2002. The remaining amount (including interest) contingently repayable was € 1,309 and € 1,295 at December 31, 2001 and 2002, respectively. The amounts reflected in accrued liabilities at December 31, 2001 and 2002, with respect to sales of automated trim and form systems were € 213 and € 103, respectively.

The amounts of research and development subsidies and credits offset against research and development expenses amounted to € 485 in 2000, € 290 in 2001 and € 409 in 2002.

20 Segment, Geographic and Customers' Information

The Company designs, develops, manufactures, markets and services (i) molding systems, trim and form and integration systems ("packaging equipment") through its Fico subsidiary, (ii) selective plating and tin-lead plating systems and singulation systems ("plating and singulation equipment") through its Meco subsidiary, (iii) flip chip die attach and die sorting systems through its subsidiaries RDA and Laurier ("die handling equipment") for the semiconductor industry's "back-end" assembly operations. On January 4, 2002, the Company acquired Laurier Inc., a die sort equipment business. In the third quarter of 2002, the Company consolidated its Die Attach Equipment business and Die Sort Equipment business into a single Die Handling Systems business and has reclassified financial data for the Die Attach Equipment business and Die Sort Equipment business for prior periods.

The Company provided leadframes and connector plating services to customers through PBE, a joint venture in which it owned a 30% equity interest. It sold its equity interest on November 15, 2001. The accounting principles that are used for reporting the results of operations of the segments are the same accounting principles as used for the Company's Consolidated Financial Statements.

The measure of profit or loss used by the Company's chief operating decision maker to evaluate the performance for each operating segment is income (loss) before taxes and equity in earnings (loss) of affiliated companies and minority interest.

The following table summarizes selected financial data of the Company's packaging equipment, plating and singulation equipment, die handling equipment and the leadframes businesses:

	Packaging equipment	Plating and singulation equipment	Die handling equipment	Lead frames	Corporate/ elimination	Total
	EURO	EURO	EURO	EURO	EURO	EURO
Year ended December 31, 2000:						
Net sales	131,428	64,417	2,127	-	-	197,972
Depreciation and amortization	4,391	2,800	389	-	11	7,591
Interest income (expense), net	(1,974)	542	5	-	4,241	2,814
Income (loss) before taxes	14,225	14,551	(11,676)	-	2,647	19,747
Earnings of affiliated companies	-	-	-	5,031	-	5,031
Capital expenditures	5,302	987	6	-	16	6,311
Long-lived assets	29,693	21,039	13,596	38,540	27	102,895
Long-term liabilities, non-group	9,721	978	-	-	-	10,699
Total assets	102,418	68,167	20,777	38,540	95,845	325,747
Year ended December 31, 2001:						
Net sales	102,435	40,653	6,942	-	-	150,030
Depreciation and amortization	4,390	2,800	1,141	-	12	8,343
Restructuring charges	8,252	54	-	-	-	8,306
Interest income (expense), net	(1,798)	468	13	-	5,557	4,240
Income (loss) before taxes	(4,817)	1,143	(1,176)	-	4,704	(146)
Loss of affiliated companies	-	-	-	(16,314)	-	(16,314)
Capital expenditures	2,655	682	56	-	-	3,393
Long-lived assets	28,129	18,912	13,139	-	16	60,196
Long-term liabilities, non-group	8,720	320	-	-	-	9,040
Total assets	110,777	55,170	20,153	-	85,786	271,886
Year ended December 31, 2002:						
Net sales	50,981	24,665	7,582	-	-	83,228
Depreciation and amortization	4,066	2,110	539	-	11	6,726
Restructuring charges	-	-	786	-	-	786
Goodwill impairment	-	-	3,302	-	-	3,302
Interest income (expense), net	(1,977)	495	(725)	-	5,602	3,395
Income (loss) before taxes	(5,511)	(2,228)	(9,715)	-	2,844	(14,610)
Minority interest	3	-	-	-	-	3
Capital expenditures	4,224	539	115	-	25	4,903
Long-lived assets	27,402	11,891	15,505	-	31	54,829
Long-term liabilities, non-group	7,812	-	-	-	-	7,812
Total assets	104,317	59,791	18,910	-	61,980	244,998

Income (loss) before taxes of the Company's die attach equipment segment includes a write-off of acquired IPRD for the year ended December 31, 2000 of € 11.5 million.

20 Segment, Geographic and Customers' Information *Cont.*

The following table summarizes net sales, net income (loss), long-lived assets and total assets of the Company's operations in the Netherlands, the United States of America and Asia Pacific, the significant geographic areas in which the Company operates. Intra-area sales are based on the sales price to unaffiliated customers.

	The Netherlands	United States	Asia Pacific	Intangible assets	Elimination	Total
	EURO	EURO	EURO	EURO	EURO	EURO
Year ended December 31, 2000:						
Net sales	176,381	5,695	24,640	-	(8,744)	197,972
Net income (loss)	23,344	(6,301)	4,973	(3,519)	(30)	18,467
Long-lived assets	64,006	119	3,819	34,951	-	102,895
Total assets	448,315	39,846	27,544	34,951	(224,909)	325,747
Year ended December 31, 2001						
Net sales	133,211	9,334	14,246	-	(6,761)	150,030
Net income (loss)	(12,144)	(691)	(243)	(3,803)	(97)	(16,978)
Long-lived assets	24,787	139	3,540	31,730	-	60,196
Total assets	420,726	42,011	30,615	31,730	(253,196)	271,886
Year ended December 31, 2002						
Net sales	79,620	9,203	8,435	-	(14,030)	83,228
Net income (loss)	332	(11,698)	(136)	(4,922)	(587)	(17,011)
Long-lived assets	19,846	302	2,955	31,726	-	54,829
Total assets	422,139	41,404	14,048	31,726	(264,319)	244,998

Net income (loss) of the Company's United States segment includes a write-off of acquired IPRD for the year ended December 31, 2000 of € 7.6 million.

The following table represents the geographical distribution of the Company's net sales to unaffiliated companies.

	Year ended December 31,		
	2000	**2001**	**2002**
	EURO	EURO	EURO
Europe and Rest of World	64,384	47,766	28,307
United States	22,905	33,323	10,107
Malaysia	43,694	27,319	16,638
Philippines	13,634	6,574	4,013
Taiwan	13,548	3,923	7,392
Other Asia Pacific	39,807	31,125	16,771
Total net sales	**197,972**	**150,030**	**83,228**

The following table represents export sales by the Company's Netherlands operations to unaffiliated customers that exceeded 10% of total net sales in each year:

	Other Europe	United States	Malaysia	Philippines	Rest of the World	Total
	EURO	EURO	EURO	EURO	EURO	EURO
YEAR ENDED:						
December 31, 2000	60,457	-	32,636	-	60,514	153,607
December 31, 2001	45,344	20,431	23,100	-	34,910	123,785
December 31, 2002	25,863	-	14,390	-	27,477	67,730

The Company's net sales are generated primarily by shipments to Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Taiwanese and other Asian manufacturers and subcontractors. The following table presents sales to specific customers that exceeded 10% of total net sales in each year.

	Year ended December 31,		
	2000 EURO	**2001** EURO	**2002** EURO
Customer:			
A	23,911	25,890	19,627
B	36,911	16,102	12,161

21 Remuneration Management Board and Supervisory Board

Aggregate cash compensation paid or accrued by the Company for its management including members of the Board of Management of the Company was € 2,120 in 2000, € 1,977 in 2001 and € 1,719 in 2002. Amounts accrued to provide pension, retirement or similar benefits to these individuals, as a group, were € 215 in 2000, € 187 in 2001 and € 220 in 2002.

The remuneration of the individual executive members of the Management Board for the year ended December 31, 2002 was as follows:

(In euros)	**Salaries**	**Bonus** (2)	**Pension**
R.W. Blickman	294,961	-	54,326
J. W. Rischke (1)	137,948	-	32,367

(1) Executive member of the Management Board until October 23, 2002; remuneration relates to the period until October 23, 2002

(2) Bonus is included in the year to which it relates.

The remuneration of the individual members of the Supervisory Board members for the year ended December 31, 2002 was as follows:

(In euros)

	Remuneration
W. D. Maris	15,882
E. B. Polak	11,042
D. Sinninghe Damsté	11,042
T. de Waard	11,042

In 2002, part of the remuneration to the Supervisory Board members has been replaced by the acceptance of granting of options by three Supervisory Board members. The fair value of the option awards to the Supervisory Board members was estimated using the Black-Scholes option-pricing model. Total remuneration did not change compared to the remuneration approved by the General Meeting of Shareholders.

Details of options held by the Board of Management in the ordinary shares of BE Semiconductor Industries N.V. were as follows:

	Jan.1, 2002	Granted in 2002	Exercised in 2002	Expired in 2002	Dec. 31, 2002	Exercise price	Expiration date
R.W. Blickman	20,042	-	-	20,042	-	-	-
	20,042	-	-	-	20,042	10.05	29-4-2003
	8,500	-	-	-	8,500	6.35	29-4-2005
	20,000	-	-	-	20,000	17.90	17-4-2006
	142,000	-	-	-	142,000	9.80	5-12-2006
	40,000	-	-	-	40,000	9.55	2-5-2007
	-	36,000	-		36,000	8.94	30-4-2008

As of January 1, 2002, J.W. Rischke held 76,942 options in the ordinary shares of BE Semiconductor Industries N.V., 23,000 options were granted during 2002 with an exercise price of € 8.94, 10,221 options expired during 2002 and no options were exercised during 2002. J.W. Rischke resigned as executive member of the Management Board as of October 23, 2002.

Loans outstanding relating to the stock options to the executive member of the Management Board amounted to € 286,795 as of December 31, 2002 (details financing see Note 15 Employee Benefits).

Details of options held by the Supervisory Board in the ordinary shares of BE Semiconductor Industries N.V. were as follows:

	Jan.1, 2002	Granted in 2002	Exercised in 2002	Expired in 2002	Dec. 31, 2002	Exercise price	Expiration date
E. B. Polak	-	1,322	-	-	1,322	8.94	30-4-2008
D. Sinninghe Damsté	-	1,322	-	-	1,322	8.94	30-4-2008
T. de Waard	-	1,322	-	-	1,322	8.94	30-4-2008

22 Selected Operating Expenses and Additional Information

Personnel expenses for all employees were as follows:

	Year ended December 31,		
	2000 EURO	**2001** EURO	**2002** EURO
Wages and salaries	32,060	31,456	27,824
Social security expenses	4,342	3,226	3,407
Pension and retirement expenses	2,257	2,739	2,352
Total personnel expenses	**38,659**	**37,421**	**33,583**

The average number of employees during 2000, 2001 and 2002 was 778, 819 and 673, respectively.

The total number of personnel employed per sector were:

	December 31,		
	2000	**2001**	**2002**
Sales and Marketing	159	133	120
Manufacturing and Assembly	522	475	371
Research and Development	70	66	78
General and Administrative	83	72	73
Total number of personnel	**834**	**746**	**642**

As of December 31, 2000, 2001 and 2002 a total of 590, 545 and 460 persons respectively, were employed in the Netherlands.

23 Interest Income

The components of interest income, net are as follows:

	Year ended December 31,		
	2000 EURO	**2001** EURO	**2002** EURO
Interest income	4,412	5,053	4,166
Interest expense	(1,598)	(813)	(771)
Interest income, net	**2,814**	**4,240**	**3,395**

The components of income (loss) before income taxes and equity in earnings (loss) of affiliated companies and minority interest are as follows:

	2000 EURO	2001 EURO	2002 EURO
	Year ended December 31,		
Domestic	23,360	1,796	(2,867)
Foreign	(3,613)	(1,942)	(11,743)
Total	**19,747**	**(146)**	**(14,610)**

The Netherlands domestic statutory tax rate is 35% for the years ended December 31, 2000 and 2001 and 34.5% for the year ended December 31, 2002. The reconciliation between the actual income taxes (benefit) shown in the Consolidated Statements of Operations and the expense (benefit) that would be expected based on the application of the domestic tax rate to income (loss) before taxes and equity in earnings of affiliated companies and minority interest, is as follows:

	2000 EURO	2001 EURO	2002 EURO
	Year ended December 31,		
"Expected" income taxes (benefit) based on domestic rate	6,911	(51)	(5,040)
Non deductible expenses	442	214	126
Goodwill impairment	-	-	1,255
Foreign tax rate differential	(720)	(127)	(249)
Tax exempt income	(172)	(17)	(904)
Increase (decrease) in valuation allowance	(113)	492	7,214
Other	(37)	7	2
Income taxes shown in Statements of Operations	**6,311**	**518**	**2,404**

The sale of the Company's 30% interest in PBE on November 15, 2001, was a non-taxable event and as a result no tax benefit relating to the loss incurred on the sale has been recorded. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, the Company recorded a charge of € 6.0 million through the establishment of a valuation allowance against its deferred tax asset consisting primarily of US net operating loss carryforwards and temporary differences. The Company determined that the valuation allowance was required based on its recent losses, which are given substantially more weight than forecasts of future profitability in the evaluation. Until the Company utilizes these US operating loss carryforwards, its income tax provision will reflect mainly domestic taxation. The increase in valuation allowance at December 31, 2002 as compared to December 31, 2001 represents an adjustment of the beginning of the year valuation allowance to an amount of € 4.2 million due to a change in circumstances that caused a change in the judgement about the realizability of the related deferred tax asset in future years.

The Company's provision for income taxes (benefit) consisted of the following:

	Year ended December 31,		
	2000 EURO	**2001** EURO	**2002** EURO
CURRENT:			
- domestic	9,290	1,599	(151)
- foreign	2,200	460	152
DEFERRED:			
- domestic	(756)	(756)	(1,181)
- foreign	(4,423)	(785)	3,584
	6,311	**518**	**2,404**

25 Earnings per Share

The following table reconciles shares outstanding at the beginning of the year to average shares outstanding used to compute income (loss) per share:

	Year ended December 31,		
	2000 EURO	**2001** EURO	**2002** EURO
Shares outstanding at beginning of the year	26,394,425	31,794,675	31,794,675
Weighted average shares issued during the year	3,847,541	-	-
Weighted average shares converted from priority shares to ordinary shares	185	-	-
Weighted average repurchased shares	-	-	(332,193)
Average shares outstanding – basic	**30,242,151**	**31,794,675**	**31,462,482**
Dilutive shares contingently issuable upon the exercise of stock options	330,708	-	-
Shares assumed to have been repurchased for treasury with assumed proceeds from the exercise of stock options	(221,397)	-	-
Average shares outstanding – assuming dilution	**30,351,462**	**31,794,675**	**31,462,482**

For purposes of computing diluted earnings per share, weighted average ordinary share equivalents do not include stock options with an exercise price that exceeds the average fair market value of the Company's ordinary shares for the period, because the impact on earnings (loss) would be anti-dilutive. For the year ended December 31, 2000, 137,586 options to purchase ordinary shares with an average price of € 16.54 were excluded from the calculation of dilutive earnings per share. For the years ended December 31, 2001 and 2002, all options to purchase ordinary shares were excluded from the calculation of diluted loss per share as the effect would be anti-dilutive due to the Company's loss for those years.

On September 1, 2000, the Company acquired RDA. The following is a summary of the net cash paid for acquisition:

	USD
Fair value of assets	25,139
Liabilities	(2,038)
Deferred purchase price and acquisition cost	(646)
Cash paid	**22,455**
Less: cash acquired	(158)
Net cash paid for acquisition	**22,297**

On January 4, 2002, the Company acquired Laurier. The following is a summary of the net cash paid for acquisition:

	USD
Fair value of assets	12,632
Liabilities	(3,268)
Deferred purchase price and acquisition cost	(452)
Cash paid	**8,912**
Less: cash acquired	(1)
Net cash paid for acquisition	**8,911**

Corporate Information



for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized Besi

SUPERVISORY BOARD

Willem D. Maris (1939)
Chairman
Dutch nationality
Appointed 2000 – 2004
Additional functions:
Member Supervisory Board Vanderlande Transport Mechanismen B.V., Member Board of Directors of Photronics Inc. and FSI International Inc.

Evert B. Polak (1944)
Dutch nationality
Appointed 2000 – 2004
Additional function:
Chairman Supervisory Board of PSV Stadium B.V.

Dick Sinninghe Damsté (1939)
Dutch nationality
Appointed 2000 – 2004
Additional functions:
Chairman Supervisory Board of H.I.T.T. N.V., Member Supervisory Board of Vedior N.V. and NKI/AvL

Tom de Waard (1946)
Managing Partner Clifford Chance Amsterdam
Dutch nationality
Appointed 2000 - 2004
Additional function:
Member Supervisory Board of STMicroelectronics N.V.

THE SUPERVISORY BOARD HAS FORMED THE FOLLOWING COMMITTEES

Audit Committee
Members: Dick Sinninghe Damsté, Willem Maris, Evert Polak, Tom de Waard

Remuneration Committee
Members : Willem Maris, Tom de Waard

The remuneration of the members of the Supervisory Board does not depend on the results of the Company. None of the members of the Supervisory Board personally maintains a business relationship with the Company other than as member of the Supervisory Board. Three of the members of the Supervisory Board own 1,322 options each on shares of the Company.

BOARD OF MANAGEMENT

Richard W. Blickman (1954)
President and Chief Executive Officer, Chairman

Jörg W. Rischke (1943)
COO and Executive Member until October 23, 2002
Managing Director Meco

Teun Wartenbergh (1957)
COO

Hugo Menschaar (1946)
Director Corporate Technology

Cor te Hennepe (1958)
Director of Finance as of March 1, 2002

OTHER MEMBERS OF MANAGEMENT

Jaap H.M. Beijersbergen (1963)
Director Sales of Besi

Willy M. Enzing (1959)
Managing Director of
Fico Trim and Form
Integration Systems

Robert J. Foppen (1947)
Worldwide Sales and Marketing
Manager of Meco

Paul A. Govaert (1956)
Managing Director
of Fico Tooling

Frans J.M. Jonckheere (1959)
Director of Operations
of Meco

David S. Morgan (1961)
General Manager
of Besi Die Handling Systems
as of January 3, 2003

Philip M.G. Nijenhuis (1945)
Managing Director of
Fico Molding Systems

OTHER INFORMATION

CORPORATE OFFICE
Marconilaan 4
5151 DR Drunen
The Netherlands
Tel. 31 416 384 345
Fax 31 416 384 344
www.besi.com
e-mail: info@besi.nl
investor.relations@besi.nl

TRANSFER AGENT AND REGISTRAR
The Bank of New York
New York, U.S.A.

INDEPENDENT AUDITORS
KPMG Accountants N.V.
's-Hertogenbosch,
the Netherlands

LEGAL COUNSEL
Stibbe
Amsterdam, the Netherlands

LEGAL COUNSEL IN U.S.A.
Hale and Dorr LLP,
Counselors at Law, Boston,
Massachusetts, U.S.A.

TRADE REGISTER
Chamber of Commerce
's-Hertogenbosch,
the Netherlands
Number 09092395

FORM 20-F
A copy of Besi's
Form 20-F as filed with the US
Securities and Exchange
Commission is available
without charge by writing
to the Company.

STATUTORY FINANCIAL STATEMENTS
The statutory financial statements of BE Semiconductor Industries N.V., Fico B.V. and Meco International B.V. are prepared in accordance with legal requirements in the Netherlands. Copies of these financial statements are available to shareholders upon written request to the Company.

ANNUAL MEETING

The Annual General Meeting of Shareholders will be held at 2 p.m., on March 27, 2003 at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam, the Netherlands.



machinery versus human beings

People invent and work with machines. Somewhere along the industrial (r)evolution, we became connected, we became interdependent. Machinery in its widest definition is the embodiment of our prosperity and our welfare. Perhaps in the Western world, even our well-being. Machines become intelligent and do part of our thinking when we build cars. Other machines are dressed up as pets to teach us how to take care – the human touch. But eventually we will become one.



for almost 40 years, a similar combination of new ideas combined with solid expertise has characterized Besi

EUROPE

BE Semiconductor Industries N.V.
Marconilaan 4
5151 DR Drunen
The Netherlands
Tel. (31) 416 384345
Fax (31) 416 384344

Fico B.V.
Fico Tooling B.V.
Fico Trim & Form Integration Systems B.V.
Ratio 6
6921 RW Duiven
The Netherlands
Tel. (31) 26 3193600
Fax (31) 26 3113831

Fico Molding Systems B.V.
Nijverheidstraat 14-16
6914 AD Herwen
The Netherlands
Tel. (31) 316 243600
Fax (31) 316 243700

Fico Tooling B.V.
Boschstraat 10
6442 PB Brunssum
The Netherlands
Tel. (31) 45 5253597
Fax (31) 45 5252588

Meco International B.V.
Meco Equipment Engineers B.V.
Marconilaan 2
5151 DR Drunen
The Netherlands
Tel. (31) 416 384384
Fax (31) 416 384300

Fico Malta Service Location
c/o STMicroelectronics
Industry Road
Kirkop ZRQ 10 - Malta
Tel. (356) 216 42214
Fax (356) 216 41175 - 216 42578

Rydon Technology Ltd.
(sales representative)
66 Upper Headland Park Road, Preston, Paignton
Devon TQ3 1JF
United Kingdom
Tel. (44) 1803 526939
Fax (44) 1803 522952

USA

BE Semiconductor Industries USA, Inc.
Fico America, Inc.
224 E. Chilton Drive
Suite # 9,
Chandler, AZ 85225
USA
Tel. (1) 480 4978190
Fax (1) 480 4979104

RD Automation Laurier Inc.
10 Tinker Avenue
Londonderry, NH 03053
USA
Tel. (1) 603 6264700
Fax (1) 603 6264242

Fico America, Inc.
15720 Winchester Blvd.
Suite # 4,
Los Gatos, CA 95030-3337
USA
Tel. (1) 408 3994580
Fax (1) 408 3994582

Fico America, Inc.
3630 North Josey Lane
Suite # 100,
Carrollton, TX 75007-3143
USA
Tel. (1) 972 3952106
Fax (1) 972 3952116

Fico America, Inc.
905 Fair Oaks Drive
Garland, TX 75040
USA
Tel. (1) 972 5301373
Fax (1) 972 5305649

Meco Equipment Engineers Inc.
445 Bryant Blvd.
Rock Hill, SC 29732
USA
Tel. (1) 803 3661780
Fax (1) 803 3297382

ASIA

Fico Asia Sdn. Bhd.
3 Jalan 26/7
Section 26
40000 Shah Alam
Selangor Darul Ehsan
Malaysia
Tel. (1) 60 3 51911799
Fax (1) 60 3 51914009

Fico Tooling Leshan Co. Ltd.
Electronic Park,
High Tech Zone
Leshan, Sichuan
614000 China
Tel. (86) 833 2596385
Fax (86) 833 2596368

Meco Equipment Engineers (F.E.) Pte. Ltd.
40, Jalan Pemimpin #04-06A
Tat Ann Building
Singapore 577185
Tel. (65) 6255 2722
Fax (65) 6255 6766

Fico Sales & Service Pte. Ltd.
73, Merryn Road
Singapore 298518
Tel. (65) 6100 2700 - (65) 9387 0451
Fax (65) 6399 2700

Fico Asia (Melaka)
19, Jalan BP 11,
Tamam Bertam Perdana,
75200 Melaka
Malaysia
Tel. (60) 6336 2093
Fax (60) 6334 3583

Fico Asia (Penang)
765-B, Jalan Sultan Azian Shah
Sungai Nibong
11900 Penang
Malaysia
Tel. (60) 4643 6015
Fax (60) 4643 2893

Fico Asia (Thailand)
19/106.M-23 801 Pradau 4
Put-ta-mol-thon Road 1
Bangramad, Thalingchan
Bangkok 10170
Thailand
Tel. (66) 2887 7659
Fax (66) 669 500 2686

Ampoc Far-East Co. Ltd.
(sales representative)
17F, No.171, Sung-Teh Road
Taipei
Taiwan, R.O.C.
Tel. (886) 2 2726 2220
Fax (886) 2 2726 2227

Fico Shanghai
Room 701, Building 8,
No. 81, Lane 442
Huai Hai Xi Road
Shanghai
200052 China
Tel. (86) 21 62832063
Fax (86) 21 62834663

Ampoc Trading (Shanghai) Ltd.
(sales representative)
4F, No. 2, Zhongshan Rd
Kun Shan, Jiang Su, China
Tel. (86) 512 57592051
Fax (86) 512 57592053

Silicon International Ltd.
(sales representative)
Unit 4B, Jin Ming Building
8 Zun Yi South Road
Shanghai
200336 China
Tel. (86) 21 6270 1651
Fax (86) 21 6219 1185

Meco Manila Eng. R.O.
Unit 802 Cityland Pasong Tamo Towers
Pasong Tamo Street
Makati City
Philippines
Tel. (63) 2894 2652
Fax (63) 2892 5210

Fico Asia (Philippines)
3rd Floor EM Arcade
Km. 30 National Highway
San Pedro, Laguna
Philippines, Zip 4023
Tel. (63) 2869 2143
Fax (63) 2869 1665

Fico Hong Kong Ltd.
2/F Possehl Building
14-18 Ma Kok Street
Tsuen Wan, N.T.
Hong Kong
Tel. (852) 2512 1723
Fax (852) 2512 1732

Meco Japan Co. Ltd.
Nakamura Building, 6F
31-7, Shinbashi 4-chome
Minato-ku
Tokyo 105, Japan
Tel. (81) 3343 41251
Fax (81) 3343 41252

Nihon Fico Ltd.
Nakamura Building, 7F
31-7, Shinbashi 4-chome
Minato-ku
Tokyo 105-0004, Japan
Tel. (81) 3343 37951
Fax (81) 3343 37971

Fico Korea Ltd.
2F, Sinkwang-Building
114-2, Bangi-Dong
Songpa-Ku, Seoul
Korea
Tel. (82) 2449 5725
Fax (82) 2415 9820

Yubong Corporation
(sales representative)
Woongzin Bldg., 5th Floor
Deungchon-3-dong
Seoul 157-030, Korea
Tel. (82) 2 3663 1801
Fax (82) 2 3663 7277

Always
Ahead

Besi